FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2005

Commission File Number: 001-12440

ENERSIS S.A.

(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If °;Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

ENERSIS ANNOUNCES CONSOLIDATED RESULTS FOR
THE FIRST QUARTER ENDED MARCH 31, 2005

HIGHLIGHTS FOR THE PERIOD
[All figures in Chilean Pesos]

•	Operating Income improved 20.9%, to US$ 337 million from US$ 279 million, basically as a consequence of higher Operating Income reported by,
	°	Generation subsidiaries in Chile, Colombia, Brazil and Argentina
	°	Distribution subsidiaries in Chile, Colombia, Brazil, Argentina and Perú
•	Non operating income decreased 23.8%mainly due to,
	°	A reduction in net other non operating income
	°	A negative effect on exchange rate variation
•	Physical sales confirmed the increasing trend exhibited since 2H03, related to a recovered economic situation
	°	Physical sales in generation increased 6.3%, from 12,842 GWh to 13,656 GWh
	°	Physical sales in distribution increased 4.2%, from 12,948 GWh to 13,493 GWh

•	Our client base grew by more than 400,000 new customers. This growth is equivalent to add, every year, a new, mid size distribution company

•	Demand for electricity showed a sustained growth in all our concession areas, as follows :
	°	Brazil: 8.1%
	°	Peru: 5.9%
	°	Chile: 3.8%
	°	Argentina: 2.2%
	°	Colombia: 1.2%

•	Labor productivity increased 4.0%, from 1,466 clients per employee in March 2004 to 1,525 last March 2005.

•	As planned, consolidated financial average debt was reduced by US$72 million.

•	During the quarter, Rating Agencies just started to recognized the overall improvement of Enersis, as follows,
	°	Moody’s upgraded to Ba1 from Ba2 with stable outlook
	°	Fitch, affirmed BBB- and improved the outlook, to Positive from Stable
	°	S&P, affirmed BBB- and also improved the outlook, to Positive from Stable

•	Net Income decreased 21.5%, mostly because of the fall in Non Operating Income

www.enersis.cl	Santa Rosa 76, Santiago, CHILE Phone: 56 (2) 353 4682	Pg. 1

PRESS RELEASE First Quarter 2005– Market Information

www.enersis.cl	Santa Rosa 76, Santiago, CHILE Phone: 56 (2) 353 4682	Pg. 2

PRESS RELEASE First Quarter 2005– Market Information

www.enersis.cl	Santa Rosa 76, Santiago, CHILE Phone: 56 (2) 353 4682	Pg. 3

PRESS RELEASE First Quarter 2005– Market Information

GENERAL INFORMATION

(Santiago, Chile, April 27, 2005) Enersis (NYSE: ENI), announced today consolidated financial results for the first quarter, ended March 31, 2005. All figures are in both US$ and Ch$, and in accordance with Chilean Generally Accepted Accounting Principles (Chilean GAAP) as shown in the standardized form required by Chilean authorities (FECU). Variations refer to the period between March 31, 2004, and March 31, 2005. Figures have been adjusted by the CPI variation between both periods, equal to 2.2% .

For the purpose of converting Chilean pesos (Ch$) into US dollars (US$), we have used the exchange rate prevailing as of March 2005 for both periods under comparison, equal to US$1 = Ch$585.93. From an economic perspective, the Chilean peso appreciated by 4.9% against the US$, comparing March 31, 2005 to March 31, 2004.

The consolidation includes the following investment vehicles and companies,

a)	In Chile: Endesa Chile (NYSE: EOC), Chilectra, Synapsis, CAM and Inm. Manso de Velasco.
b)	Outside Chile: Distrilima (Peru), Cerj and Investluz (Brazil), Edesur (Argentina), Luz de Bogotá (Colombia) and Enersis Internacional.

In the following pages you will find a detailed analysis of Financial Statements, a brief explanation for most of variations, and comments about the main items of Income and Cash Flow Statements compared to the information booked as of March 31, 2004.

www.enersis.cl	Santa Rosa 76, Santiago, CHILE Phone: 56 (2) 353 4682	Pg. 4

PRESS RELEASE First Quarter 2005– Market Information

SIMPLIFIED ORGANIZATIONAL STRUCTURE

enersis
Distribution
Trading
Generation
Transmission
Chilectra 98.2%
Edesur 65.1%
Edelnor 33.4%
Cerj 80.4%
Coelce 31.2%
Codensa 21.7%
CEMSA 45.0%
Endesa Chile 60.0%
Costanera 64.3%
El Chocón 47.4%
Edegel 37.9%
Cachoeira Dourada 92.5%
Betania 85.6%
Emgesa 22.4%
C.G.T.F 48.8%
Pehuenche 92.7%
Pangue 95.0%
San Isidro 75.0%
Celta 100%
GasAtacama Generación 50%
Transquillota 37.5%
Cien 45.0%
CTM 45.0%
Engineering
Ingendesa 97.6%
Infrastructure
Túnel El Melón 100%
Gas Pipeline
Atacama Chile 50.0%
Electrogás 42.5%
Atacama Argentina 50.0%
Gasoducto Tal Tal 50.0%
Services
CAM 100%
Real Estate
Inmobiliaria M. Velasco 100%
Information & Telecommunications
Synapsis 100%

www.enersis.cl	Santa Rosa 76, Santiago, CHILE Phone: 56 (2) 353 4682	Pg. 5

PRESS RELEASE First Quarter 2005– Market Information

MARKET INFORMATION

EQUITY MARKET

The improved risk perception of Latin America, together with the recovery in demand for electricity in the majority of the areas under concession, was reflected in a sustained growth in the liquidity of Enersis shares, both on the local market and New York Stock Exchange.

The last 12 months, market capitalization increased 33.7% from US$4,084 million to US$5,461 million. Additionally, the share price rose from Ch$77.1 to Ch$98.0.

Source: Bloomberg

www.enersis.cl	Santa Rosa 76, Santiago, CHILE Phone: 56 (2) 353 4682	Pg. 6

PRESS RELEASE First Quarter 2005– Market Information

Over the last 12 months, the ADR price rose by 30.6%, from US$6.43 to US$8.40, which compares very favorably with respect to the 1.41% variation of the Dow Jones Index for the same period.

Source: Bloomberg

Over the last 12 months, the Enersis unit price has increased 25.7%, from € 5.14 to € 6.46.

Source: Bloomberg

www.enersis.cl	Santa Rosa 76, Santiago, CHILE Phone: 56 (2) 353 4682	Pg. 7

PRESS RELEASE First Quarter 2005– Market Information

MARKET PERCEPTION

The latest research published on Enersis shows the following target prices for the ADR.

Table 1

Publication Date	Company	Main Analyst	Target Price	Recommendation
			US$ (*)

April 26, 2005	Merrill Lynch	Frank McGann	12.00	Buy
April 14, 2005	Larraín Vial	Cristian Ramirez	9.07	Outperform
April 13, 2005	Smith Barney	Stephen Trent	10.25	Hold
April 11, 2005	Bear Stearns	Rowe Michels	11.00	Peerperform
February 28, 2005	Raymond James	Ricardo Cavanagh	10.60	Buy

ADR average target price (US$)			10.58

DEBT MARKET

The risk perception of bondholders has improved, reaching prices over 103% of par value, as shown in the following chart.

Source: Bloomberg

www.enersis.cl	Santa Rosa 76, Santiago, CHILE Phone: 56 (2) 353 4682	Pg. 8

PRESS RELEASE First Quarter 2005– Market Information

RISK RATING CLASSIFICATION

International risk rating classification:

Moody’s:	Ba1 / Stable

Rationale (26/Ene/05)
“Moody’s Investors Service upgraded the senior unsecured debt ratings of Enersis and Endesa Chile to Ba1 from Ba2...... Key macroeconomic improvements and stronger financial performance at both Enersis and Endesa Chile support the rating upgrades.”

Standard & Poor’s:	BBB- / Positive

Rationale (28/Ene/05)
“S&P Rating Services affirmed its BBB- corporate credit rating on Chile-based electricity provider Enersis and revised the outlook to positive from stable, reflecting S&P’s expectations that Enersis financial profile will continue improving.......”

Fitch:	BBB- / Positive

Rationale (09/Feb/05)
“…Operating income continues to grow reflecting improved regional economic conditions, strong demand growth, and lower regulatory uncertainties. Further improvement along this trend may result in additional positive rating actions.”

Local risk rating classification:

Feller Rate:	Bonds: A+ / Stable
Shares: 1st Class Level 1

Fitch:	Bonds: A+ / Stable
Shares: 1st Class Level 1

www.enersis.cl	Santa Rosa 76, Santiago, CHILE Phone: 56 (2) 353 4682	Pg. 9

PRESS RELEASE First Quarter 2005– Market Information

CONSOLIDATED INCOME STATEMENT

UNDER CHILEAN GAAP, MILLION CH$				Table of Contents

Table 2

CONS. INCOME STATEMENT - (million Ch$)	1Q 04	1Q 05	Var 05-04	Chg %

Revenues from Generation	243,069	280,029	36,960	15.2%
Revenues from Distribution	488,151	545,092	56,941	11.7%
Revenues from Engineering and Real Estate	6,745	5,896	(849)	(12.6%)
Revenues from Other Businesses	29,305	31,513	2,208	7.5%
Consolidation Adjustments	(74,556)	(64,821)	9,735	13.1%

Operating Revenues	692,714	797,709	104,995	15.2%

Costs from Generation	(144,023)	(164,666)	(20,643)	(14.3%)
Costs from Distribution	(381,149)	(418,233)	(37,084)	(9.7%)
Costs from Engineering and Real Estate	(4,817)	(4,826)	(9)	(0.2%)
Costs from Other Businesses	(22,815)	(24,748)	(1,933)	(8.5%)
Consolidation Adjustments	68,109	58,943	(9,166)	(13.5%)

Operating Costs	(484,695)	(553,530)	(68,835)	(14.2%)

Operating Margin	208,019	244,179	36,160	17.4%

SG&A from Generation	(8,239)	(9,633)	(1,394)	(16.9%)
SG&A from Distribution	(35,617)	(36,557)	(940)	(2.6%)
SG&A from Engineering and Real Estate	(787)	(695)	92	11.7%
SG&A from Other Businesses	(6,742)	(6,645)	97	1.4%
Consolidation Adjustments	6,744	6,792	48	0.7%

Selling and Administrative Expenses	(44,641)	(46,738)	(2,097)	(4.7%)

Operating Income	163,378	197,441	34,063	20.9%

Interest Income	18,937	21,534	2,597	13.7%
Interest Expense	(96,577)	(95,559)	1,018	1.1%
Net Financial Income (Expenses)	(77,640)	(74,025)	3,615	4.7%
Equity Gains from Related Companies	9,101	8,032	(1,069)	(11.8%)
Equity Losses from Related Companies	-	(0)	(0)	-
Net Income from Related Companies	9,101	8,032	(1,069)	(11.8%)
Other Non Operating Income	26,883	20,399	(6,484)	(24.1%)
Other Non Operating Expenses	(41,088)	(50,068)	(8,980)	(21.9%)
Net other Non Operating Income (Expense)	(14,205)	(29,669)	(15,464)	(108.9%)
Price Level Restatement	927	(1,527)	(2,454)	-
Foreign Exchange Effect	6,476	451	(6,025)	(93.0%)
Net of Monetary Exposure	7,403	(1,076)	(8,479)	(114.5%)
Positive Goodwill Amortization	(13,567)	(13,307)	260	1.9%

Non Operating Income	(88,908)	(110,045)	(21,137)	(23.8%)

Net Inc b. Taxes, Min Int and Neg Goodwill Amort.	74,470	87,396	12,926	17.4%

Extraordinary Items	-	-	-	-
Income Tax	(53,835)	(49,295)	4,540	8.4%
Minority Interest	(15,536)	(34,780)	(19,244)	(123.9%)
Negative Goodwill Amortization	4,731	4,395	(336)	(7.1%)

NET INCOME	9,830	7,716	(2,114)	(21.5%)

R.A.I.I.D.A.I.E.	302,762	329,802	27,040	8.9%

EBITDA	267,321	301,312	33,991	12.7%

RAIIDAIE: Net income before taxes, interest, depreciation, amortization and extraordinary items (as defined by local SEC).

www.enersis.cl	Santa Rosa 76, Santiago, CHILE Phone: 56 (2) 353 4682	Pg. 10

PRESS RELEASE First Quarter 2005– Consolidated Income Statement Analysis

UNDER CHILEAN GAAP, THOUSAND US$

Table 2.1

CONS. INCOME STATEMENT - (thousand US$)	1Q 04	1Q 05	Var 05-04	Chg %

Revenues from Generation	414,843	477,922	63,079	15.2%
Revenues from Distribution	833,122	930,302	97,180	11.7%
Revenues from Engineering and Real Estate	11,512	10,062	(1,450)	(12.6%)
Revenues from Other Businesses	50,014	53,782	3,768	7.5%
Consolidation Adjustments	(127,243)	(110,629)	16,614	13.1%

Operating Revenues	1,182,247	1,361,441	179,194	15.2%

Costs from Generation	(245,802)	(281,034)	(35,232)	(14.3%)
Costs from Distribution	(650,502)	(713,794)	(63,292)	(9.7%)
Costs from Engineering and Real Estate	(8,221)	(8,237)	(16)	(0.2%)
Costs from Other Businesses	(38,938)	(42,238)	(3,300)	(8.5%)
Consolidation Adjustments	116,241	100,598	(15,643)	(13.5%)

Operating Costs	(827,223)	(944,704)	(117,481)	(14.2%)

Operating Margin	355,024	416,737	61,713	17.4%

SG&A from Generation	(14,062)	(16,441)	(2,379)	(16.9%)
SG&A from Distribution	(60,788)	(62,392)	(1,604)	(2.6%)
SG&A from Engineering and Real Estate	(1,344)	(1,186)	158	11.7%
SG&A from Other Businesses	(11,506)	(11,341)	165	1.4%
Consolidation Adjustments	11,510	11,591	81	0.7%

Selling and Administrative Expenses	(76,188)	(79,767)	(3,579)	(4.7%)

Operating Income	278,835	336,970	58,135	20.9%

Interest Income	32,319	36,752	4,433	13.7%
Interest Expense	(164,827)	(163,089)	1,738	1.1%
Net Financial Income (Expenses)	(132,508)	(126,337)	6,171	4.7%
Equity Gains from Related Companies	15,533	13,708	(1,825)	(11.8%)
Equity Losses from Related Companies	-	(1)	(1)	-
Net Income from Related Companies	15,533	13,707	(1,826)	(11.8%)
Other Non Operating Income	45,880	34,815	(11,065)	(24.1%)
Other Non Operating Expenses	(70,124)	(85,450)	(15,326)	(21.9%)
Net other Non Operating Income (Expense)	(24,244)	(50,636)	(26,392)	(108.9%)
Price Level Restatement	1,582	(2,607)	-	(4,189)
Foreign Exchange Effect	11,052	770	(10,282)	(93.0%)
Net of Monetary Exposure	12,634	(1,836)	(14,470)	(114.5%)
Positive Goodwill Amortization	(23,154)	(22,710)	444	1.9%

Non Operating Income	(151,739)	(187,813)	(36,074)	(23.8%)

Net Inc b. Taxes, Min Int and Neg Goodwill Amort.	127,097	149,158	22,061	17.4%

Extraordinary Items	-	-	-	-
Income Tax	(91,879)	(84,131)	7,748	8.4%
Minority Interest	(26,515)	(59,358)	(32,843)	(123.9%)
Negative Goodwill Amortization	8,075	7,501	(574)	(7.1%)

NET INCOME	16,776	13,169	(3,607)	(21.5%)

R.A.I.I.D.A.I.E.	516,720	562,870	46,150	8.9%

EBITDA	456,234	514,246	58,012	12.7%

RAIIDAIE: Net income before taxes, interest, depreciation, amortization and extraordinary items (as defined by local SEC).

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PRESS RELEASE First Quarter 2005 – Consolidated Income Statement Analysis

CONSOLIDATED I NCOME STATEMENT ANALYSIS
(Source in Ch$ FECU)

NET INCOME

As of March 2005, the company registered profits of Ch$7,716 million that represents a decrease of Ch$2,114 million or 21,5% respect to profits of Ch$9,830 million achieved in 2004. The decrease in results is explained mainly by lower non operating income and higher minority interest, the sum of which could not be offset by a 20.8% increase in operating income.

OPERATING INCOME

Activities of Enersis are developed through subsidiaries in 5 different countries where the Company operates. Core business of the Company are Generation and Distribution of electricity.

Table 3

	1Q 04				1Q 05

Million Ch$	Operating Revenues	Operating Costs	SG & A	Operating Income	Operating Revenues	Operating Costs	SG& A	Operating Income

Endesa	248,683	(148,478)	(8,502)	91,703	284,866	(168,874)	(9,898)	106,094
Chilectra S.A.	106,361	(75,427)	(8,607)	22,327	117,580	(88,279)	(7,406)	21,895
Edesur S.A.	57,270	(49,715)	(7,155)	400	66,115	(54,930)	(7,132)	4,053
Distrilima (Edelnor)	47,796	(35,576)	(4,179)	8,041	54,556	(41,129)	(4,998)	8,429
Cerj	106,001	(87,351)	(4,560)	14,090	128,950	(102,856)	(5,122)	20,972
Investluz (Coelce)	72,828	(60,873)	(8,704)	3,251	71,693	(53,558)	(9,156)	8,979
Codensa S.A.	97,896	(72,207)	(2,412)	23,277	106,198	(77,481)	(2,743)	25,974
CAM Ltda.	17,978	(15,050)	(1,608)	1,320	21,191	(17,794)	(1,699)	1,698
Inmobiliaria Manso de Velasco Ltda.	1,131	(362)	(524)	245	1,059	(619)	(430)	10
Synapsis Soluciones y Servicios IT Ltda.	10,221	(7,480)	(1,571)	1,170	9,210	(6,689)	(1,648)	873
Enersis Holding and other investment vehicles	1,105	(284)	(3,564)	(2,743)	1,112	(264)	(3,298)	(2,450)
Consolidation Adjustments	(74,556)	68,108	6,745	297	(64,821)	58,943	6,792	914

Total Consolidation	692,714	(484,695)	(44,641)	163,378	797,709	(553,530)	(46,738)	197,441

Table 3.1

	1Q 04				1Q 05

Thousand US$	Operating Revenues	Operating Costs	SG & A	Operating Income	Operating Revenues	Operating Costs	SG& A	Operating Income

Endesa	424,424	(253,406)	(14,510)	156,508	486,178	(288,215)	(16,893)	181,070
Chilectra S.A.	181,525	(128,730)	(14,689)	38,106	200,672	(150,665)	(12,640)	37,367
Edesur S.A.	97,742	(84,848)	(12,211)	683	112,838	(93,749)	(12,172)	6,917
Distrilima (Edelnor)	81,573	(60,717)	(7,132)	13,724	93,110	(70,195)	(8,530)	14,385
Cerj	180,911	(149,081)	(7,783)	24,046	220,078	(175,542)	(8,742)	35,794
Investluz (Coelce)	124,295	(103,891)	(14,855)	5,548	122,357	(91,406)	(15,626)	15,324
Codensa S.A.	167,078	(123,235)	(4,116)	39,727	181,247	(132,236)	(4,681)	44,330
CAM Ltda.	30,683	(25,686)	(2,745)	2,252	36,167	(30,369)	(2,900)	2,899
Inmobiliaria Manso de Velasco Ltda.	1,930	(618)	(894)	419	1,808	(1,056)	(734)	18
Synapsis Soluciones y Servicios IT Ltda.	17,444	(12,766)	(2,681)	1,997	15,718	(11,416)	(2,813)	1,489
Enersis Holding and other investment vehicles	1,886	(485)	(6,083)	(4,682)	1,898	(451)	(5,629)	(4,183)
Consolidation Adjustments	(127,244)	116,239	11,512	507	(110,629)	100,598	11,592	1,560

Total Consolidation	1,182,247	(827,223)	(76,186)	278,837	1,361,439	(944,702)	(79,767)	336,970

www.enersis.cl	Santa Rosa 76, Santiago, CHILE Phone: 56 (2) 353 4682	Pg. 12

PRESS RELEASE First Quarter 2005 – Consolidated Income Statement Analysis

Operating income as of March 2005 amounted to Ch$197,441 million, reflecting an increase of Ch$34,063 million, or 20.9%, with respect to the previous year. This increase is principally due to an important increase in operating income in the Generation subsidiaries in Chile, Colombia, Brazil and Argentina as well as all the distribution subsidiaries.

If we compare the operating income, deducting the effects of the 4.9% appreciation of the Chilean Peso against the US Dollar, the increase in Operating Income would have been 23.6% .

NON OPERATING INCOME

The company’s non-operating result increased by Ch$21,137 million or 23.8% increasing from a loss of Ch$88,908 million as of March 2004 to a loss of Ch$110,045 million as of March this year. This is principally due to higher non operating expenses, to the effects of exchange differences and monetary adjustment, partially compensated with lower interest expenses.

Interest expense net of interest income decreased by Ch$3,615 million or 4.7% from a net expense of Ch$77,640 million in 2004 to a net expense of Ch$74,025 million in 2005. This reduction in interest expense is mainly the result of lower average indebtedness.

Income from investments in related companies shows a decrease of Ch$1,069 million or 11.8%, from a profit of Ch$9,101 million as of March 2004 to a lower profit of Ch$8,032 million as of March 2005. This is due basically to lower profits of Ch$367 million registered from our related company Central Fortaleza (CGTF), of Ch$637 million from Gas Atacama and Ch$233 million from CIEN.

Amortization on positive goodwill remains at the same levels with no significant variations. This amounted to Ch$13,307 million, a reduction of 1.9% . The reduced amortization is due to the effect of the Chilean Peso exchange rate on the foreign subsidiaries carried in US Dollars and that have a positive goodwill.

Net other non-operating income and expenses reflect an increase of Ch$15,464 million, rising from a net loss of Ch$14,205 million in March 2004 to a net loss of Ch$29,669 million as of March 2005. The principal reasons for this variation are as follows:

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PRESS RELEASE First Quarter 2005 – Consolidated Income Statement Analysis

  Non recurring indemnity of Ch$7,999 million received by Edesur in 2004 from Alstom-Pirelli in the case involving the Azopardo sub-station fire.
  Higher net losses amounting to Ch$8,562 million on derivative instrument contracts.
  Higher expenses of Ch$1,468 million in provisions for contingencies and lawsuits.
  An increase of Ch$1,611 million in the equity tax of 1.2% on all companies established in Colombia.

The above was partially compensated by the following:

  Lower losses of Ch$3,962 million as a result of the adjustment on the conversion to Chilean norms following the application of Technical Bulletin Nº 64, principally on the subsidiaries in Colombia and Brazil.
  A reduction of Ch$1,621 million in expenses on Brazilian Pension System.
  An increase of Ch$759 million in dividends from related companies.
Price-level restatement as of March 2005 decrease by Ch$2,454 million with respect to the same period last year, from a profit of Ch$927 million as of March 2004 to a loss of Ch$1,527 million during the current period. This is principally due to the application of the monetary adjustment negative index of 0.8% in the first three months, over a higher non hedge portion of assets over liabilities, compared to the 0.5% in the previous period.

Foreign exchange differences as of March 2005 show a decrease of Ch$6,025 million with respect to the same period of last year, from a profit of Ch$6,476 million as of March 2004 to a lower profit of Ch$451 million during the current period. This is primarily due to the profit of Ch$3,955 million generated by the settlement of forwards. During this first quarter, the appreciation of the Chilean Peso against the US Dollar was 3.8% compared to the 5.1% in the previous period.

Income Tax and Deferred Taxes. As of March 2005 the company shows an decrease of Ch$4,540 million in tax expenses with respect of the previous year, from Ch$53,835 in March 2004 to Ch$49,295 million in the current year.

The increase of Ch$2,441 million in income tax is mainly explained by better tax results in our subsidiaries. This imply to account higher tax provisions of Ch$2,039 million in Ampla, of Ch$2,054 million in Edelnor, of Ch$1,462 million in Chilectra, of Ch$1,292 million in Edesur and of Ch$1,093 million in Emgesa, partially compensated by Ch$6,568 million in Enersis.

With regard to deferred taxes, that do not represent cash flow, these show a positive variation of Ch$6,981 million, explained mainly by the decrease on deferred taxes in Edelnor for Ch$ 4,791 million, Edesur for Ch$4,019 million and Edegel for Ch$ 3,309 million, partially compensated by Enersis and Coelce with Ch$5,650 million and Ch$1,682 million, respectively.

Amortization on negative goodwill in 2005 amounted to Ch$4,395 million which, when compared to the same period of the previous year, reflects a reduction of Ch$336 million. The reduction in the amortization is explained by the effect of exchange rate applied in foreign subsidiaries accounted for in dollars and that have a negative goodwill.

www.enersis.cl	Santa Rosa 76, Santiago, CHILE Phone: 56 (2) 353 4682	Pg. 14

PRESS RELEASE First Quarter 2005 – Consolidated Income Statement Analysis

EVOLUTION OF KEY FINANCIAL RATIOS

Table 4

Indicator	Unit	1Q 04	1Q 05	Var 05-04	Chg %

Liquidity	Times	1.27	1.42	0.15	11.8%
Acid ratio test *	Times	1.18	1.32	0.14	11.9%
Working capital	million Ch$	305,949	443,669	137,720	45.0%
Working capital	thousands US$	522,159	757,204	235,045	45.0%
Leverage **	Times	0.85	0.88	0.03	3.5%
Short-term debt	%	0.22	0.21	(0.01)	(4.5%)
Long-term debt	%	0.78	0.79	0.01	1.3%
Interest Coverage***	Times	3.13	3.45	0.32	10.2%
EBITDA****	th. US$	456,234	514,246	58,012	12.7%
ROE	%	0.37%	0.30%	(0.07%)	(18.9%)
ROA	%	0.09%	0.07%	(0.02%)	(22.2%)

*Current assets net of inventories and pre-paid expenses
**Using the ratio = Total debt / (equity + minority interest)
***EBITDAEI/Interest expenses = (Earnings before taxes+Fin exp+Net non operating income+depreciation+Positive Goodwill) /Interest expenses
****EBITDA: Operating Income+Depreciation+Amortization

Liquidity ratio as of March 2005 was 1.42, a 11.8% improvement over the ratio as of the same date in the previous year. This reflects the improved financial situation of the company following the Capital Increase and the rescheduling of debts carried out in the last two years.

Leverage ratio as of March 2005 was 0.88 times, reflecting a slight increase of 3.5% from the ratio for the same period of the year 2004. This is fundamentally due to the effect of the exchange rate in Chile.

EBITDA Evolution

	1Q 2004	Date	1Q 2005	Date	Variation

Nominal Th Ch$	260,483,000		301,312,000
Exchange rate used	616.41	03/31/04	585.93	03/31/05
Nominal Th US$	422,581		514,246		21.7%

Accumulated Inflation in Chile			2.20%
Adjusted by Inflation Th Ch$	267,321,277		301,312,000
Exchange rate used	585.93	03/31/05	585.93	03/31/05
Ajusted by Inflation Th US$	456,234		514,246		12.7%

www.enersis.cl	Santa Rosa 76, Santiago, CHILE Phone: 56 (2) 353 4682	Pg. 15

PRESS RELEASE First Quarter 2005 – Consolidated Balance Sheet

CONSOLIDATED BALANCE SHEET

ASSETS UNDER CHILEAN GAAP, MILLION CH$
Table 5

ASSETS - (million Ch$)	1Q 04	1Q 05	Var 05-04	Chg %

CURRENT ASSETS
Cash	41,390	53,030	11,640	28.1%
Time deposits	375,203	481,015	105,812	28.2%
Marketable securities	20,223	16,276	(3,946)	(19.5%)
Accounts receivable, net	524,470	559,369	34,899	6.7%
Notes receivable, net	4,069	2,796	(1,273)	(31.3%)
Other accounts receivable, net	102,213	64,369	(37,844)	(37.0%)
Amounts due from related companies	141,214	11,141	(130,073)	(92.1%)
Inventories	70,766	55,710	(15,056)	(21.3%)
Income taxes recoverable	52,020	85,486	33,465	64.3%
Prepaid expenses	31,254	53,275	22,021	70.5%
Deferred income taxes	55,632	50,595	(5,037)	(9.1%)
Other current assets	28,543	69,100	40,558	142.1%

Total currrent assets	1,446,996	1,502,162	55,166	3.8%

PROPERTY, PLANT AND EQUIPMENT
Land	121,116	125,920	4,804	4.0%
Buildings and infraestructure and works in progress	10,560,546	10,224,334	(336,212)	(3.2%)
Machinery and equipment	1,873,819	1,811,687	(62,132)	(3.3%)
Other plant and equipment	341,498	378,396	36,898	10.8%
Technical appraisal	655,932	612,248	(43,684)	(6.7%)
Sub - Total	13,552,910	13,152,584	(400,327)	(3.0%)
Accumulated depreciation	(5,127,552)	(5,262,209)	(134,657)	(2.6%)

Total property, plant and equipment	8,425,359	7,890,375	(534,984)	(6.3%)

OTHER ASSETS
Investments in related companies	196,363	195,326	(1,037)	(0.5%)
Investments in other companies	141,494	52,410	(89,084)	(63.0%)
Positive goodwill, net	783,463	716,066	(67,397)	(8.6%)
Negative goodwill, net	(91,676)	(55,233)	36,443	39.8%
Long-term receivables	127,418	108,689	(18,729)	(14.7%)
Amounts due from related companies	802	111,798	110,996	-
Intangibles	85,180	85,356	176	0.2%
Accumulated amortization	(42,794)	(47,422)	(4,628)	(10.8%)
Others assets	195,385	238,899	43,514	22.3%

Total other assets	1,395,635	1,405,890	10,255	0.7%

TOTAL ASSETS	11,267,989	10,798,427	(469,562)	(4.2%)

www.enersis.cl	Santa Rosa 76, Santiago, CHILE Phone: 56 (2) 353 4682	Pg. 16

PRESS RELEASE First Quarter 2005 – Consolidated Balance Sheet

ASSETS UNDER CHILEAN GAAP, THOUSAND US$

Table 5.1

ASSETS - (thousand US$)	1Q 04	1Q 05	Var 05-04	Chg %

CURRENT ASSETS
Cash	70,639	90,505	19,866	28.1%
Time deposits	640,355	820,943	180,588	28.2%
Marketable securities	34,514	27,779	(6,735)	(19.5%)
Accounts receivable, net	895,106	954,669	59,563	6.7%
Notes receivable, net	6,944	4,772	(2,172)	(31.3%)
Other accounts receivable, net	174,446	109,859	(64,587)	(37.0%)
Amounts due from related companies	241,008	19,015	(221,993)	(92.1%)
Inventories	120,775	95,079	(25,696)	(21.3%)
Income taxes recoverable	88,782	145,897	57,115	64.3%
Prepaid expenses	53,342	90,924	37,582	70.5%
Deferred income taxes	94,946	86,349	(8,597)	(9.1%)
Other current assets	48,713	117,933	69,220	142.1%

Total currrent assets	2,469,571	2,563,724	94,153	3.8%

PROPERTY, PLANT AND EQUIPMENT
Land	206,707	214,906	8,199	4.0%
Buildings and infraestructure and works in progres	18,023,562	17,449,753	(573,809)	(3.2%)
Machinery and equipment	3,198,025	3,091,985	(106,040)	(3.3%)
Other plant and equipment	582,830	645,804	62,974	10.8%
Technical appraisal	1,119,472	1,044,916	(74,556)	(6.7%)
Sub - Total	23,130,596	22,447,364	(683,232)	(3.0%)
Accumulated depreciation	(8,751,134)	(8,980,951)	(229,817)	(2.6%)

Total property, plant and equipment	14,379,462	13,466,412	(913,050)	(6.3%)

OTHER ASSETS
Investments in related companies	335,130	333,361	(1,769)	(0.5%)
Investments in other companies	241,486	89,448	(152,038)	(63.0%)
Positive goodwill, net	1,337,127	1,222,101	(115,026)	(8.6%)
Negative goodwill, net	(156,462)	(94,266)	62,196	39.8%
Long-term receivables	217,463	185,499	(31,964)	(14.7%)
Amounts due from related companies	1,369	190,805	189,436	-
Intangibles	145,376	145,675	299	0.2%
Accumulated amortization	(73,036)	(80,934)	(7,898)	(10.8%)
Others assets	333,461	407,727	74,266	22.3%

Total other assets	2,381,914	2,399,416	17,502	0.7%

TOTAL ASSETS	19,230,947	18,429,552	(801,395)	(4.2%)

www.enersis.cl	Santa Rosa 76, Santiago, CHILE Phone: 56 (2) 353 4682	Pg. 17

PRESS RELEASE First Quarter 2005 – Consolidated Balance Sheet

LIABILITIES AND SHAREHOLDERS EQUITY UNDER CHILEAN GAAP, MILLION CH$

Table 6

LIABILITIES AND SHAREHOLDER´S EQUITY - (million Ch$)	1Q 04	1Q 05	Var 05-04	Chg %

CURRENT LIABILITIES
Short-term debt due to banks and financial institutions	277,876	121,444	(156,432)	56.3%
Current portion of long-term debt due to banks and financial institutions	150,542	129,633	(20,909)	13.9%
Promissory notes	-	-	-
Current portion of bonds payable	59,434	99,824	40,390	(68.0%)
Current portion of long-term notes payable	27,544	25,715	(1,829)	6.6%
Dividends payable	43,376	82,670	39,294	(90.6%)
Accounts payable	230,257	240,775	10,518	(4.6%)
Short-term notes payable	25,653	14,625	(11,028)	43.0%
Miscellaneous payables	47,762	40,710	(7,052)	14.8%
Accounts payable to related companies	30,090	78,817	48,727	(161.9%)
Accrued expenses	49,081	52,259	3,178	(6.5%)
Withholdings	72,151	46,913	(25,238)	35.0%
Income taxes payable	62,405	74,041	11,637	(18.6%)
Anticipated income	10,715	5,241	(5,474)	51.1%
Deferred income taxes	-	-	-	-
Reinbursable financial contribution	2,097	1,895	(202)	9.6%
Other current liabilities	52,065	43,930	(8,135)	15.6%

Total current liabilities	1,141,047	1,058,493	(82,554)	7.2%

LONG-TERM LIABILITIES
Due to banks and financial institutions	861,910	586,350	(275,560)	32.0%
Bonds payable	2,568,841	2,722,015	153,173	(6.0%)
Long -term notes payable	148,698	144,938	(3,760)	2.5%
Accounts payables	27,749	53,408	25,658	(92.5%)
Amounts payable to related companies	89	-	(89)	100.0%
Accrued expenses	325,386	320,770	(4,616)	1.4%
Deferred income taxes	34,132	73,359	39,227	(114.9%)
Reinbursable financial contribution	8,303	5,987	(2,316)	27.9%
Other long-term liabilities	54,433	91,286	36,853	(67.7%)

Total long-term liabilities	4,029,544	3,998,113	(31,431)	0.8%

Minority interest	3,470,214	3,139,865	(330,349)	(9.5%)

SHAREHOLDERS´ EQUITY
Paid-in capital, no par value	2,276,721	2,283,404	6,683	0.3%
Additional paid-in capital (share premium)	161,438	161,424	(14)	(0.0%)
Other reserves	523	(66,284)	(66,808)	-
Total capital and reserves	2,427,299	2,360,276	(67,022)	(2.8%)
Retained earnings	191,668	236,616	44,948	23.5%
Net income for the period	9,830	7,716	(2,114)	(21.5%)
Deficits of subsidaries in development stage	(1,612)	(2,652)	(1,040)	64.5%
Total retained earnings	199,886	241,680	41,794	20.9%

Total shareholder´s equity	2,627,185	2,601,956	(25,229)	(1.0%)

TOTAL LIABILITIES AND SHAREHOLDER´S EQUITY	11,267,989	10,798,427	(469,562)	(4.2%)

www.enersis.cl	Santa Rosa 76, Santiago, CHILE Phone: 56 (2) 353 4682	Pg. 18

PRESS RELEASE First Quarter 2005 – Consolidated Balance Sheet

LIABILITIES AND SHAREHOLDERS EQUITY UNDER CHILEAN GAAP, THOUSAND US$

Table 6.1

LIABILITIES - (thousand US$)	1Q 04	1Q 05	Var 05-04	Chg %

CURRENT LIABILITIES
Short-term debt due to banks and financial institutions	474,248	207,267	(266,981)	56.3%
Current portion of long-term debt due to banks and financial in	256,929	221,244	(35,685)	13.9%
Current portion of bonds payable	101,435	170,369	68,934	(68.0%)
Current portion of long-term notes payable	47,008	43,887	(3,121)	6.6%
Dividends payable	74,029	141,092	67,063	(90.6%)
Accounts payable	392,978	410,929	17,951	(4.6%)
Short-term notes payable	43,781	24,960	(18,821)	43.0%
Miscellaneous payables	81,515	69,480	(12,035)	14.8%
Accounts payable to related companies	51,354	134,516	83,162	(161.9%)
Accrued expenses	83,767	89,191	5,424	(6.5%)
Withholdings	123,140	80,066	(43,074)	35.0%
Income taxes payable	106,505	126,365	19,860	(18.6%)
Anticipated income	18,287	8,945	(9,342)	51.1%
Reinbursable financial contribution	3,578	3,233	(345)	9.6%
Other current liabilities	88,860	74,975	(13,885)	15.6%

Total current liabilities	1,947,411	1,806,518	(140,893)	7.2%

LONG-TERM LIABILITIES
Due to banks and financial institutions	1,471,012	1,000,717	(470,295)	32.0%
Bonds payable	4,384,212	4,645,631	261,419	(6.0%)
Long -term notes payable	253,782	247,364	(6,418)	2.5%
Accounts payables	47,360	91,150	43,790	(92.5%)
Amounts payable to related companies	153	-	(153)	100.0%
Accrued expenses	555,333	547,455	(7,878)	1.4%
Deferred income taxes	58,253	125,201	66,948	(114.9%)
Reinbursable financial contribution	14,171	10,218	(3,953)	27.9%
Other long-term liabilities	92,901	155,797	62,896	(67.7%)

Total long-term liabilities	6,877,175	6,823,533	(53,642)	0.8%

Minority interest	5,922,574	5,358,771	(563,803)	(9.5%)

SHAREHOLDERS´ EQUITY
Paid-in capital, no par value	3,885,654	3,897,060	11,406	0.3%
Additional paid-in capital (share premium)	275,525	275,501	(24)	(0.0%)
Other reserves	893	(113,127)	(114,020)	-

Total capital and reserves	4,142,643	4,028,257	(114,386)	(2.8%)
Retained earnings	327,118	403,829	76,711	23.5%
Net income for the period	16,777	13,169	(3,608)	(21.5%)
Deficits of subsidaries in development stage	(2,752)	(4,527)	(1,775)	64.5%
Total retained earnings	341,143	412,472	71,329	20.9%

Total shareholder´s equity	4,483,786	4,440,729	(43,057)	(1.0%)

TOTAL LIABILITIES AND SHAREHOLDER´S EQUITY	19,230,947	18,429,550	(801,397)	(4.2%)

www.enersis.cl	Santa Rosa 76, Santiago, CHILE Phone: 56 (2) 353 4682	Pg. 19

PRESS RELEASE First Quarter 2005 – Consolidated Balance Sheet Analysis

CONSOLIDATED B ALANCE SHEET ANALYSIS

The Company’s total assets reflect a decrease of Ch$469.562 million with respect to the same period of the previous year. This was principally due to:

A decrease of Ch$534,984 million, or 6.3% in Fixed Assets due principally to the depreciation for the year of Ch$380,000 million and the effect of the exchange rate on the fixed assets of the overseas companies as a result of the methodology of carrying the non-monetary assets in nominal Dollars, in accordance with Technical Bulletin Nº 64 in the subsidiaries located in unstable countries. This is partly compensated by new incorporations amounting to Ch$266,000 million.

Current Assets show an increase of Ch$55,166 million due principally to:

An increase of Ch$11,640 million in cash and of Ch$105,812 million in term deposits due principally to an increase of Ch$169,679 million in deposits in Codensa, for a future reduction in capital, Ch$54,689, 15,670 and 13,451 million in Endesa Chile, Betania and Edelnor respectively, as cash surpluses, partially compensated by a reduction of Ch$81,033 million in deposits in Emgesa and of Ch$70,304 million in Enersis.

An increase of Ch$34,899 million in sales debtors, mainly due to the increase in invoicing at the subsidiaries, Chilectra Ch$9,867 million, Investluz Ch$10,192 million, Emgesa Ch$3,634 million and Cerj Ch$2,619 million, amongst others, partially compensated by Cachoeira Dourada that decreased by Ch$9,545 million.

An increase of Ch$33,465 million in tax recoverable, mainly in Elesur for Ch$32,599 million and Codensa for Ch$18,274 million, partially compensated by reductions of Ch$8,194 million in Enersis, Ch$3,918 million in Cerj, Ch$5,499 million in Endesa and Ch$5,096 million in Chilectra.

An increase of Ch$40,558 million in other current assets, mainly as a result of higher of Ch$49,457 million in forward contracts and repro agreements, partially compensated by Ch$5,468 million in lower guarantee deposits.

A reduction of Ch$130,073 million in accounts receivable from related companies, explained basically by the maturity within a year of the loan of Ch$111,486 million to Atacama Finance transferred to short term during the year 2004 and payment of part of the loan.

A reduction of Ch$37,843 million in sundry debtors due mainly to the payment from OHL of Ch$39,025 million for the sale of Infraestructura 2000.

Other long term assets show an increase of Ch$10,255 million, explained mainly as follows:

Higher accounts receivable from related companies by Ch$ 110,996 million. Basically explained by extending for more than one year the loan granted to Atacama Finance.

Decrease of positive goodwill by Ch$ 67,398 million. This corresponds to the annual average amortization by Ch$ 53,000 million. Plus, the exchabge rate effect on other several minor positive goodwill located in subsidiaries accounted in US Dollars.

Decrease of Ch$89,084 million in Investments in Other Companies, basically the investment in Empresa Eléctrica de Bogotá, as a result of the liquidation of Luz de Bogotá and the transfer to minority interests of its holding company.

Increase of Ch$43,514 million in other long term assets due to the investment in Empresa Eléctrica de Bogotá of Ch$44,670 million, higher regulatory assets in Brazil of Ch$20,092 million, compensated by ther decrease in deferred commissions and expenses on loans of Ch$22,330 million and lower effects of the valuation to a Fair Value of the derivatives of Ch$ 30,785 million.

www.enersis.cl	Santa Rosa 76, Santiago, CHILE Phone: 56 (2) 353 4682	Pg. 20

PRESS RELEASE First Quarter 2005 – Consolidated Balance Sheet Analysis

Total liabilities show a reduction of Ch$469,562 million with respect to the same period of the previous year. This is principally due to:

Short-term liabilities show a reduction of Ch$82,554 million or 7.2% as a result of:

Reduction in the short term and the short-term portion of the long-term obligations with banks of Ch$156,432 million and Ch$20,909 million respectively, as a result of prepayments of the Edesur loan for Ch$30,071 million, Coelce loan for Ch$44,264 million and of the Emgesa loan for Ch$24,426 million.

Increase of Ch$40,390 million in short term bond obligations following the transfer to short term of the Edegel bonds for Ch$32,061 million and the Cerj bonds for Ch$12,488 million.

Increase of Ch$48,727 million in accounts payable to related Companies, principally from Enersis to Endesa Internacional for Ch$55,523 million.

Long term liabilities decreased by Ch$31,431 million or 0.8% due basically to the following:

A reduction of Ch$275,560 million in bank debt resulting from payments with excess flow, or through bond refinancing.

Increase of Ch$153,173 million in bond, taken to prepay debts with banks.

Increase of Ch$36,853 million in other long-term liabilities, mainly in Enersis due to the Fair Value of the derivative instruments taken.

Increase of Ch$39,227 million in long term deferred taxes, mainly in Endesa and Edelnor for Ch$35,683 million and Ch$11,648 million, respectively.

Minority interest increased by Ch$330,349 million due to the liquidation of Luz de Bogotá, added to the effect of the reduction in the investments in the foreign subsidiaries controlled in Dollars in accordance with Bulletin Nº 64.

Equity decreased by Ch$25,229 million with respect to March 2004. This variation is explained principally by the reduction of Ch$66,808 million in other reserves provoked by the revaluation of the Chilean Peso and its effect on the equity given the difference in conversion adjustment on the investments controlled in US Dollars, partially compensated by the increase of Ch$44,948 million in retained earnings.

www.enersis.cl	Santa Rosa 76, Santiago, CHILE Phone: 56 (2) 353 4682	Pg. 21

PRESS RELEASE First Quarter 2005 – Consolidated Balance Sheet Analysis

FINANCIAL DEBT MATURITY WITH THIRD PARTIES, MILLION CH$ (*)

Table 7

							TOTAL

Million Ch$	2005	2006	2007	2008	2009	Balance

Chile	59,118	403,847	38,705	413,343	374,427	1,252,139	2,541,579

Enersis	143	181,994	1,520	159,808	1,609	412,119	757,193
Chilectra	67	-	-	-	-	-	67
Other (*)	2,784	-	-	-	-	-	2,784
Endesa Chile (**)	56,124	221,852	37,185	253,535	372,818	840,020	1,781,535

Argentina	41,341	79,932	41,308	12,429	12,429	25,022	212,461

Edesur	9,559	48,732	22,165	-	-	-	80,456
Costanera	31,782	31,201	19,143	12,429	12,429	25,022	132,005

Perú	56,650	88,681	45,673	23,000	18,901	19,522	252,427

Edelnor	11,762	44,174	10,517	5,387	7,183	14,365	93,388
Edegel	44,888	44,507	35,156	17,613	11,719	5,156	159,039

Brasil	56,364	47,011	70,513	115,507	21,155	91,267	401,817

Coelce	7,793	13,184	14,422	42,422	12,748	54,759	145,328
Ampla	47,373	31,798	53,429	72,048	8,407	36,508	249,563
Cachoeira	1,198	2,029	2,663	1,036	-	-	6,926

Colombia	25,599	107,949	14,382	-	89,758	184,915	422,604

Codensa	10,247	-	-	-	12,328	110,949	133,524
Emgesa	969	93,567	-	-	77,430	-	171,967
Betania	14,382	14,382	14,382	-	-	73,966	117,113

TOTAL	239,072	727,420	210,582	564,279	516,670	1,572,864	3,830,887

(*) Includes: CAM
(**) Includes: Endesa Chile Internacional, Pangue, Pehuenche, San Isidro, Celta and Tunel El Melon

FINANCIAL DEBT MATURITY WITH THIRD PARTIES, THOUSAND US$

Table 7.1

							TOTAL

Thousand US$	2005	2006	2007	2008	2009	Balance

Chile	100,896	689,240	66,058	705,448	639,030	2,137,010	4,337,683

Enersis	244	310,607	2,594	272,742	2,746	703,358	1,292,292
Chilectra	115	-	-	-	-	-	115
Other (*)	4,752	-	-	-	-	-	4,752
Endesa Chile (**)	95,785	378,633	63,464	432,706	636,284	1,433,652	3,040,525

Argentina	70,556	136,419	70,500	21,212	21,212	42,705	362,604

Edesur	16,315	83,170	37,829	-	-	-	137,313
Costanera	54,242	53,250	32,671	21,212	21,212	42,705	225,292

Perú	96,684	151,351	77,950	39,254	32,259	33,317	430,814

Edelnor	20,074	75,391	17,950	9,194	12,259	24,517	159,384
Edegel	76,610	75,960	60,000	30,060	20,000	8,800	271,430

Brasil	96,197	80,232	120,344	197,134	36,106	155,764	685,776

Coelce	13,301	22,500	24,613	72,402	21,757	93,456	248,029
Ampla	80,852	54,269	91,186	122,963	14,349	62,308	425,927
Cachoeira	2,044	3,463	4,544	1,768	-	-	11,820

Colombia	43,690	184,236	24,546	-	153,188	315,593	721,253

Codensa	17,489	-	-	-	21,040	189,356	227,884
Emgesa	1,654	159,690	-	-	132,149	-	293,493
Betania	24,546	24,546	24,546	-	-	126,237	199,875

TOTAL	408,022	1,241,479	359,397	963,048	881,795	2,684,390	6,538,131

(*) Source: Internal financial report

www.enersis.cl	Santa Rosa 76, Santiago, CHILE Phone: 56 (2) 353 4682	Pg. 22

PRESS RELEASE First Quarter 2005 – Consolidated Cash Flow

C ONSOLIDATED CASH FLOW

UNDER CHILEAN GAAP, MILLION CH$

Table 8

Million Ch$	1Q 04	1Q 05	Var 05-04	Chg %

CASH FLOWS PROVIDED BY OPERATING ACTIVITIES

Net income (loss) for the year	9,830	7,716	(2,114)	(21.5%)

Gain (losses) from sales of assets:
Losses (gain) on sale of property, plant and equipment	40	267	227	-
Charges (credits) to income which do not represent cash flows:	-
Depreciation	102,337	101,695	(642)	(0.6%)
Amortization of intangibles	1,606	2,177	571	35.5%
Write-offs and accrued expenses	16,604	7,288	(9,316)	(56.1%)
Equity in income of related companies	(9,101)	(8,032)	1,069	11.7%
Equity in losses of related companies	(1)	0	1	148.0%
Amortization of positive goodwill	13,567	13,307	(260)	(1.9%)
Amortization of negative goodwill	(4,731)	(4,395)	336	7.1%
Price-level restatement, net	(927)	1,527	2,454	-
Exchange difference, net	(6,476)	(451)	6,025	93.0%
Other credits to income which do not represent cash flows	(6,118)	(3,955)	2,163	35.4%
Other charges to income which do not represent cash flows	25,734	15,630	(10,104)	(39.3%)
Changes in assets which affect cash flows:	-
Decrease (increase) in trade receivables	(20,812)	6,463	27,275	131.1%
Decrease (increase) in inventory	(271)	(2,935)	(2,664)	-
Decrease (increase) in other assets	(28,680)	(12,787)	15,893	55.4%
Changes in liabilities which affect cash flow:	-
Decreased (increase) in payable accounts associated with operating results	1,553	(73,530)	(75,083)	-
Decreased (increase) of payable interest	32,909	18,728	(14,181)	(43.1%)
Decreased (increase) in income tax payable	37,004	28,302	(8,702)	(23.5%)
Decreased (increase) in other accounts payable associated with non-operating results	(34,321)	42,298	76,619	223.2%
Decreased (increase) in value added tax and other similar taxes payable, net	9,431	(15,575)	(25,006)	-
Income (loss) attributable to minority interest	15,537	34,780	19,243	123.9%

NET CASH FLOW PROVIDED BY OPERATING ACTIVITIES	154,714	158,518	3,804	2.5%

www.enersis.cl	Santa Rosa 76, Santiago, CHILE Phone: 56 (2) 353 4682	Pg. 23

PRESS RELEASE First Quarter 2005 – Consolidated Cash Flow

Cont. Table 8

Million Ch$	1Q 04	1Q 05	Var 05-04	Chg %

CASH FLOWS FROM FINANCING ACTIVITIES

Proceeds from issuance of shares issued to minorities	-	-	-	-
Proceeds from debt issuance	233,531	106,595	(126,936)	(54.4%)
Proceeds from bond issuance	140,985	149,487	8,502	6.0%
Proceeds from loans obtained from related companies	-	-	-	-
Proceeds from other loans obtained from related companies	-	-	-	-
Other sources of financing	15,644	1,139	(14,505)	(92.7%)
Capital paid	-	(51,965)	(51,965)	-
Dividends paid	(18,225)	(95)	18,130	99.5%
Payment of debt	(370,751)	(245,192)	125,559	33.9%
Payment of bonds	(11,074)	(32,495)	(21,421)	(193.4%)
Payments of loans obtained from related companies	-	-	-	-
Payments of other loans obtained from related companies	-	-	-	-
Payments of shares issuance costs	-	-	-	-
Payments of bonds issuance costs	(378)	(994)	(616)	(162.9%)
Other disbursements for financing	(5,655)	(5,095)	560	9.9%

NET CASH FLOW FROM FINANCING ACTIVITIES	(15,923)	(78,615)	(62,692)	-

CASH FLOWS FROM INVESTING ACTIVITIES

Proceeds from sale of property, plant and equipment	357	1,119	762	-
Sale of investment	2,538	-	(2,538)	(100.0%)
Other loans received from related companies	6,255	27	(6,228)	(99.6%)
Other receipts from investments	185	139	(46)	(24.8%)
Additions to property, plant and equipment	(57,776)	(56,888)	888	1.5%
Long-term investments	-	-	-	-
Investment in financing instruments	-	-	-	-
Other loans granted to related companies	-	-	-	-
Other investment disbursements	(1,092)	(658)	434	39.7%

NET CASH FLOW FROM INVESTMENT ACTIVITIES	(49,533)	(56,262)	(6,729)	(13.6%)

NET CASH FLOW FOR THE PERIOD	89,258	23,641	(65,617)	(73.5%)

EFFECT OF PRICE-LEVEL RESTATEMENT ON CASH AND CASH EQUIVALENT	12,931	34,288	21,357	165.2%

NET VARIATION ON CASH AND CASH EQUIVALENT	102,189	57,929	(44,260)	(43.3%)

CASH AND CASH EQUIVALENT AT THE BEGINNING OF THE YEAR	336,591	542,859	206,268	61.3%

CASH AND CASH EQUIVALENT AT THE END OF THE YEAR	438,780	600,789	162,009	36.9%

www.enersis.cl	Santa Rosa 76, Santiago, CHILE Phone: 56 (2) 353 4682	Pg. 24

PRESS RELEASE First Quarter 2005 – Consolidated Cash Flow

UNDER CHILEAN GAAP, THOUSAND US$

Table 8.1

Thousand US$	1Q 04	1Q 05	Var 05-04	Chg %

CASH FLOWS PROVIDED BY OPERATING ACTIVITIES

Net income (loss) for the year	16,777	13,169	(3,608)	(21.5%)

Gain (losses) from sales of assets:
Losses (gain) on sale of property, plant and equipment	68	456	388	-
Charges (credits) to income which do not represent cash flows:
Depreciation	174,657	173,561	(1,096)	(0.6%)
Amortization of intangibles	2,741	3,715	974	35.5%
Write-offs and accrued expenses	28,338	12,438	(15,900)	(56.1%)
Equity in income of related companies	(15,533)	(13,708)	1,825	11.7%
Equity in losses of related companies	(2)	1	3	148.0%
Amortization of positive goodwill	23,155	22,710	(445)	(1.9%)
Amortization of negative goodwill	(8,074)	(7,501)	573	7.1%
Price-level restatement, net	(1,582)	2,607	4,189	-
Exchange difference, net	(11,053)	(770)	10,283	93.0%
Other credits to income which do not represent cash flows	(10,442)	(6,750)	3,692	35.4%
Other charges to income which do not represent cash flows	43,920	26,676	(17,244)	(39.3%)
Changes in assets which affect cash flows:
Decrease (increase) in trade receivables	(35,520)	11,030	46,550	131.1%
Decrease (increase) in inventory	(463)	(5,009)	(4,546)	-
Decrease (increase) in other assets	(48,948)	(21,823)	27,125	55.4%
Changes in liabilities which affect cash flow:
Decreased (increase) in payable accounts associated with operating results	2,650	(125,492)	(128,142)	-
Decreased (increase) of payable interest	56,165	31,962	(24,203)	(43.1%)
Decreased (increase) in income tax payable	63,154	48,303	(14,851)	(23.5%)
Decreased (increase) in other accounts payable associated with non-operating results	(58,575)	72,189	130,764	223.2%
Decreased (increase) in value added tax and other similar taxes payable, net	16,096	(26,581)	(42,677)	-
Income (loss) attributable to minority interest	26,517	59,358	32,841	123.9%

NET CASH FLOW PROVIDED BY OPERATING ACTIVITIES	264,049	270,541	6,492	2.5%

www.enersis.cl	Santa Rosa 76, Santiago, CHILE Phone: 56 (2) 353 4682	Pg. 25

PRESS RELEASE First Quarter 2005 – Consolidated Cash Flow

Cont. Table 8.1

Thousand US$	1Q 04	1Q 05	Var 05-04	Chg %

CASH FLOWS FROM FINANCING ACTIVITIES

Proceeds from issuance of shares issued to minorities	-	-	-	-
Proceeds from debt issuance	398,565	181,925	(216,640)	(54.4%)
Proceeds from bond issuance	240,617	255,128	14,511	6.0%
Proceeds from loans obtained from related companies	-	-	-	-
Proceeds from other loans obtained from related companies	-	-	-	-
Other sources of financing	26,699	1,943	(24,756)	(92.7%)
Capital paid	-	(88,688)	(88,688)	-
Dividends paid	(31,104)	(162)	30,942	99.5%
Payment of debt	(632,756)	(418,467)	214,289	33.9%
Payment of bonds	(18,900)	(55,459)	(36,559)	(193.4%)
Payments of loans obtained from related companies	-	-	-	-
Payments of other loans obtained from related companies	-	-	-	-
Payments of shares issuance costs	-	-	-	-
Payments of bonds issuance costs	(645)	(1,696)	(1,051)	(162.9%)
Other disbursements for financing	(9,651)	(8,696)	955	9.9%

NET CASH FLOW FROM FINANCING ACTIVITIES	(27,176)	(134,172)	(106,996)	-

CASH FLOWS FROM INVESTING ACTIVITIES

Proceeds from sale of property, plant and equipment	609	1,910	1,301	-
Sale of investment	4,332	-	(4,332)	(100.0%)
Other loans received from related companies	10,675	46	(10,629)	(99.6%)
Other receipts from investments	316	237	(79)	(24.8%)
Additions to property, plant and equipment	(98,606)	(97,091)	1,515	1.5%
Long-term investments	-	-	-	-
Investment in financing instruments	-	-	-	-
Other loans granted to related companies	-	-	-	-
Other investment disbursements	(1,864)	(1,123)	741	39.7%

NET CASH FLOW FROM INVESTMENT ACTIVITIES	(84,537)	(96,022)	(11,485)	(13.6%)

NET CASH FLOW FOR THE PERIOD	152,336	40,347	(111,989)	(73.5%)

EFFECT OF PRICE-LEVEL RESTATEMENT ON CASH AND CASH EQUIVALENT	22,069	58,519	36,450	165.2%

NET VARIATION ON CASH AND CASH EQUIVALENT	174,405	98,867	(75,538)	(43.3%)

CASH AND CASH EQUIVALENT AT THE BEGINNING OF THE YEAR	574,456	926,492	352,036	61.3%

CASH AND CASH EQUIVALENT AT THE END OF THE YEAR	748,861	1,025,359	276,498	36.9%

www.enersis.cl	Santa Rosa 76, Santiago, CHILE Phone: 56 (2) 353 4682	Pg. 26

PRESS RELEASE First Quarter 2005 – Consolidated Cash Flow Analysis

CONSOLIDATED C ASH FLOW ANALYSIS

During the period, the Company generated net cash flows of Ch$23,641 million, comprised of the following activities:

Table 9

Effective Cash Flow (million Ch$)	1Q 04	1Q 05	Var 05-04	Chg %

Operating	154,714	158,518	3,804	2.5%
Financing	(15,923)	(78,615)	(62,692)	(393.7%)
Investment	(49,533)	(56,262)	(6,729)	13.6%

Net cash flow of the period	89,258	23,641	(65,617)	(73.5%)

Table 9.1

Effective Cash Flow (thousand US$)	1Q 04	1Q 05	Var 05-04	Chg %

Operating	264,049	270,541	6,492	2.5%
Financing	(27,176)	(134,172)	(106,996)	(393.7%)
Investment	(84,538)	(96,022)	(11,484)	13.6%

Net cash flow of the period	152,335	40,347	(111,988)	(73.5%)

Operating activities generated a net positive cash flow of Ch$158,518 million, an increase of Ch$3,804 million with respect to that obtained as of the same date of the previous year. As of March 2005, the operating cash flow is comprised mainly of:

The profit for the period amounting to Ch$7,716 million, plus:

Charges of Ch$141,624 million to the income statement that do not represent cash flow and correspond mainly to the Depreciation for the period for Ch$101,694 million, write-offs and provisions for Ch$7.288 million, amortizations of positive goodwill of Ch$13,307 million, the other charges that do not represent cash flow for Ch$15,630 million among which is the negative effect of the conversion of the overseas branches to the Technical Bulletin for Ch$1,306 million and,

The variation of net liabilities that affect the cash flow by Ch$223 million.

The above was partly compensated by:

Increase in net liabilities that affect the operating cash flow of Ch$9,259 million, credits for Ch$16,833 million that do not represent cash flows, of which Ch$366 million correspond to the positive effect of the conversion of the overseas branches.

Profit on sales of assets of Ch$267 million.

Financing activities produced a negative cash flow of Ch$78,615 million due mainly to the payment of loans for a value of Ch$245,192 million, payments to the public for Ch$32,495 million and division of capital of subsidiaries for Ch$51,965. The above is partly compensated by the receipt of loans for Ch$106,595 million, bond issues for Ch$149,487 million and other sources of financing for Ch$1,139 million.

Investment activities generated a net negative cash flow of Ch$56,261 million that correspond mainly to the incorporation of fixed assets for Ch$56,888 million and other payments for Ch$658 million partially compensated by the sale of fixed assets for Ch$1,119 million.

www.enersis.cl	Santa Rosa 76, Santiago, CHILE Phone: 56 (2) 353 4682	Pg. 27

PRESS RELEASE First Quarter 2005 – Consolidated Cash Flow Analysis

Cash Flow Received From Foreign Subsidiaries by Enersis, Chilectra and Endesa Chile (*)

Table 10

Millions Ch$	Interest Received		Dividends Received		Management Fee		Prepayment intercompany
	1Q 04	1Q 05	1Q 04	1Q 05	1Q 04	1Q 05	1Q 04	1Q 05

Argentina	1.846	1.569	-	-	1.458	956	11.723	-
Peru	-	-	-	-	-	-	-	-
Brazil	-	-	-	14.711	-	-	-	-
Colombia	8.786	-	6.677	-	-	-	-	-
Chile	-	-	-	-	-	-	-	-

Total	10.632	1.569	6.677	14.711	1.458	956	11.723	-

Millions Ch$	Total Cash Received
	1Q 04	1Q 05

Argentina	15.028	2.524
Peru	-	-
Brazil	-	14.711
Colombia	15.463	-
Chile	-	-

Total	30.491	17.235

Table 10.1

Thousand US$	Interest Received		Dividends Received		Management Fee		Prepayment Intercompany		Others
	1Q 04	1Q 05	1Q 04	1Q 05	1Q 04	1Q 05	1Q 04	1Q 05	1Q 04	1Q 05

Argentina	3,151	2,677	-	-	2,489	1,631	20,008	-	-	-
Peru	-	-	-	-	-	-	-	-	-	-
Brazil	-	-	-	25,107	-	-	-	-	-	-
Colombia	14,994	-	11,395	-	-	-	-	-	-	-
Chile	-	-	-	-	-	-	-	-	-	-

Total	18,146	2,677	11,395	25,107	2,489	1,631	20,008	-	-	-

Thousand US$	Total Cash Received
	1Q 04	1Q 05

Argentina	25,648	4,308
Peru	-	-
Brazil	-	25,107
Colombia	26,390	-
Chile	-	-

Total	52,038	29,415

(*) Source: Internal financial report

www.enersis.cl	Santa Rosa 76, Santiago, CHILE Phone: 56 (2) 353 4682	Pg. 28

PRESS RELEASE First Quarter 2005 – Consolidated Cash Flow Analysis

CAPEX AND DEPRECIATION

Table 11

	Payments for Additions of		Depreciation
	Fixed assets

Million Ch$	1Q 04	1Q 05	1Q 04	1Q 05

Endesa S.A.	26,121	12,049	44,339	46,966
Chilectra S.A.	1,934	8,861	3,296	3,715
Edesur S.A.	6,388	7,799	13,728	12,229
Edelnor S.A.	1,578	2,002	4,385	4,357
Cerj	13,816	15,388	11,977	11,076
Coelce	5,438	7,375	9,996	9,488
Codensa S.A.	877	2,882	13,711	12,933
Cam Ltda.	306	200	272	241
Inmobiliaria Manso de Velasco Ltda.	10	-	72	88
Synapsis Soluciones y Servicios Ltda.	1,294	332	288	348
Holding Enersis	14	-	273	254

Total	57,776	56,888	102,337	101,695

Table 11.1

	Payments for Additions of		Depreciation
	Fixed assets

Thousand US$	1Q 04	1Q 05	1Q 04	1Q 05

Endesa S.A.	44,580	20,564	75,673	80,156
Chilectra S.A.	3,300	15,123	5,625	6,340
Edesur S.A.	10,902	13,310	23,429	20,871
Edelnor S.A.	2,693	3,416	7,484	7,436
Cerj	23,580	26,263	20,441	18,903
Coelce	9,282	12,587	17,060	16,193
Codensa S.A.	1,497	4,919	23,400	22,073
Cam Ltda.	522	341	464	411
Inmobiliaria Manso de Velasco Ltda.	18	-	123	150
Synapsis Soluciones y Servicios Ltda.	2,208	567	492	594
Holding Enersis	24	-	466	433

Total	98,606	97,091	174,657	173,562

www.enersis.cl	Santa Rosa 76, Santiago, CHILE Phone: 56 (2) 353 4682	Pg. 29

PRESS RELEASE First Quarter 2005 – Risks Hedging

ANALYSIS O F THE E XCHANGE RISK AND THE INTEREST R ATE

The company has a high percentage of its credits expressed in US Dollars as the greater part of its sales in the different markets where it operates is mainly indexed to that currency. Nevertheless, the Brazilian and Colombian markets are less indexed to the Dollar and, therefore, the subsidiaries in those markets have most of their debt in local currency.

In a scenario of a high volatility of the Dollar, the company has continued with its policy of partly covering its debts in Dollars in order to mitigate the effects of the fluctuations in the exchange rate on the results. Considering the important reduction in the accounting mismatch in recent years, achieving prudent levels, the company has modified its policy on Dollar-Peso hedging in order to establish a policy of covering the cash flows, together with a maximum permissible accounting mismatch, on which hedging operations will be performed.

As of March 2005, on a consolidated basis, the company has hedged in Chile, by means of USD/UF Swap operations, an amount of USCh$700 million and USCh$140 million in forwards contracts, compared to USCh$40 million in forward contracts as of the same date of the previous year. This variation is principally due to the modification of the hedging policy mentioned above.

With regard to interest rate risks, on a consolidated basis, the company has a fixed rate/variable rate ratio of approximately 84.5% / 15.5% fixed / variable as of March, 2005. The percentage of debt at a fixed rate has fallen slightly if compared with the 84.6% / 15.4% ratio as of the same date of the previous year due to the low level of market interest rates that have permitted the company to borrow at more attractive interest rates.

www.enersis.cl	Santa Rosa 76, Santiago, CHILE Phone: 56 (2) 353 4682	Pg. 30

PRESS RELEASE First Quarter 2005 – Generation Business

GENERATION BUSINESS

Table 12

	Million US$		Million Ch$

	1Q 04	1Q 05	1Q 04	1Q 05	Chg %

Operating Revenues	424	486	248,683	284,866	14.6%
Operating Costs	(253)	(288)	(148,478)	(168,874)	(13.7%)
Selling and Administrative Expenses	(15)	(17)	(8,502)	(9,898)	(16.4%)

Operating Income	157	181	91,703	106,094	15.7%

Interest Income	7	10	4,003	5,821	45.4%
Interest Expenses	(89)	(88)	(52,322)	(51,494)	1.6%
Net Financial Income (Expenses)	(82)	(78)	(48,319)	(45,673)	5.5%
Equity Gains from Related Company	11	10	6,602	5,895	(10.7%)
Equity Losses from Related Company	(0)	(0)	(13)	(25)	87.4%
Net Income from Related Companies	11	10	6,589	5,871	(10.9%)
Other Non Operating Income	11	22	6,240	13,040	109.0%
Other Non Operating Expenses	(32)	(34)	(18,595)	(20,206)	(8.7%)
Net other Non Operating Income (Expenses)	(21)	(12)	(12,355)	(7,166)	42.0%
Price Level Restatement	(1)	(3)	(347)	(1,882)	-
Foreign Exchange Effect	(0)	(8)	(146)	(4,599)	-
Net of Monetary Exposure	(1)	(11)	(493)	(6,481)	-
Positive Goodwill Amortization	(1)	(1)	(407)	(382)	6.1%

Non Operating Income	(94)	(92)	(54,985)	(53,831)	2.1%

Net Income b. Taxes, Min Int and Neg Goodwill Amort.	63	89	36,718	52,263	42.3%
Extraordinary Items	-	-	-	-	-
Income Tax	(47)	(43)	(27,557)	(25,321)	8.1%
Minority Interest	(9)	(26)	(5,347)	(15,211)	(184.5%)
Negative Goodwill Amortization	8	7	4,396	4,343	(1.2%)

NET INCOME	14	27	8,210	16,073	95.8%

NET INCOME

Endesa Chile recorded a Net Income of Ch$16,073 million which is Ch$7,863 million higher than the previous year. This is mainly explained by:

OPERATING INCOME

Operating income in the first quarter of 2005 of Ch$106,094 million is 15.7% more than the Ch$91,703 million obtained in the same period of 2004. This is the result of an increase of Ch$15,472 million in operating income in Chile and in our subsidiaries in Argentina, Brazil and Colombia, partly offset by a reduction of USCh$1,081 million in Peru.

Analyzed by item, consolidated sales to March 2005 increased by 14.6%, the equivalent of Ch$36,183 million, while variable fuel costs increased by Ch$13,721 million, purchases of energy, tolls and energy transportation and other variable costs grew by Ch$3,480 million and depreciation, amortization and other fixed costs increased by USCh$3,195 million. Administrative and selling expenses increased by Ch$1,396 million.

www.enersis.cl	Santa Rosa 76, Santiago, CHILE Phone: 56 (2) 353 4682	Pg. 31

PRESS RELEASE First Quarter 2005 – Generation Business

In Chile, operating income for the first quarter amounted to Ch$37,832 million, an increase of 11.2 % over the same period of 2004, due to a 12.3% increase in sales and a 13.7% increase in cost of sales and a 2.6% reduction in administrative and selling expenses. The sales increase of Ch$13,572 million was the result of a 7.2% increase in volume, mainly sales on the spot market where the company’s average sales price increased due to the natural gas shortage. The increase of Ch$9,870 million in the cost of sales consisted of a 59.7% rise in fuel costs, energy purchases and other variable costs of Ch$7,726 million and of Ch$3,895 million in higher depreciation, amortization and other fixed costs, which were partly offset by lower tolls of Ch$1,751 million and lower administrative and selling expenses of Ch$116 million.

In Argentina, operating income in the quarter was Ch$13,580 million, an increase of 45.2% compared to the first quarter of 2004 when it was Ch$ 9,350 million. The improved result in Argentina was mainly due to higher sales volumes and firmer average sales prices, mainly on the spot market. The operating income of Central Costanera improved by Ch$1,815 million to Ch$11,475 million as a result of higher energy sales placed on the spot market. The low energy prices in the south of Brazil, following the good hydrology in that zone, meant only slight calls on the CIEN interconnection line during the first quarter, but demand calls were made beginning on March 19 which are forcing Costanera to supply energy with oil production, adversely affecting the company’s results. Costanera shows revenues in the quarter from sales of capacity for the interconnection in accordance e current contracts.

The operating income of El Chocón increased by Ch$2,415 million as a result of the hydrology in the Comahue zone and the above-mentioned improved spot prices.

In Brazil, Cachoeira Dourada showed an operating income of Ch$3,630 million for the first quarter of 2005 compared to a loss of Ch$220 million in the same period of 2004. Due to the better hydrology in the South-East Center zone, there was a better production mix with 224 Gwh of increased generation and less purchases. Sales increased by 74%, equivalent to Ch$5,198 million, which included the higher prices. It should be mentioned that Cachoeira Dourada obtained contracts for 133 MW in April in the last tender for supplying electricity companies in South-East of Brazil. These contracts cover a period of 8 years from 2008 at a reference price of 83.48 reals per MWh, higher than earlier Brazilian tenders.

In Colombia, operating income for the first quarter increased by 11.9% to Ch$33,689 million due to better results from Emgesa and Betania. Energy sales increased by 8%, mainly reflecting firmer average energy sale prices and good hydrology in general, even though the north-east zone that affects Emgesa has suffered a fall in hydrology in March, compensated by higher hydrology that affects Betania. This has also permitted a reduction in the costs of energy purchases compared to the first quarter of 2004.

In Peru, the operating income of Edegel in the quarter declined by 5.9% to Ch$17,364 million, explained by lower sales of Ch$2,743 million as a result of reduced sales prices deriving from better hydrology in the country, partly offset by lower fuel and energy purchases, and higher tolls and transportation costs. This all led to a Ch$1,081 million reduction in operating income compared to the first quarter of 2004.

www.enersis.cl	Santa Rosa 76, Santiago, CHILE Phone: 56 (2) 353 4682	Pg. 32

PRESS RELEASE First Quarter 2005 – Distribution Business

NON OPERATING INCOME

Endesa Chile recorded a Non operating Loss of Ch$53,831 million which is Ch$1,153 million lower than the previous year.

Table 13

Country		Market	GWh Sold		Var 05-04	Chg %	Market Share (*)

			1Q 04	1Q 05			1Q 04	1Q 05

Chile		SIC & SING	4,315	4,624	309	7.2%	38.6%	38.3%

		SIC	4,095	4,388	293	7.2%	47.9%	48.1%
		SING	220	236	16	7.3%	8.3%	8.0%

Argentina		SIN	2,756	3,362	606	22.0%	13.1%	15.4%

	Chocón		604	730	127	20.9%	2.9%	3.3%
	Costanera		2,152	2,631	480	22.3%	10.3%	12.1%

Perú		SICN	1,196	1,263	67	5.6%	26.2%	26.5%

	Edegel		1,196	1,263	67	5.6%

Colombia		SIN	3,672	3,463	(209)	(5.7%)	22.9%	20.2%

	Betania		330	515	185	56.1%	2.1%	3.0%
	Emgesa		3,341	2,948	(393)	(11.8%)	20.8%	17.2%

Brazil		SICN	903	944	40	4.5%	1.1%	1.1%

	Cachoeira		903	944	40	4.5%

Total			12,842	13,656	814	6.3%

(*) Respect to GWh sold

Table 14

Company	GWh Produced		Var 05-04	Chg %

	1Q 04	1Q 05

Chilean Companies	3,953	4,301	348	8.8%
Chocón	572	673	101	17.7%
Costanera	2,140	2,631	491	23.0%
Edegel	1,175	1,239	64	5.5%
Betania	268	444	175	65.3%
Emgesa	2,566	2,411	(154)	(6.0%)
Cachoeira	708	931	224	31.6%
TOTAL	11,381	12,631	1,249	11.0%

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PRESS RELEASE First Quarter 2005 – Distribution Business

DISTRIBUTION BUSINESS
Table 15

Distribution Business	1Q 04	1Q 05	Var 05-04	Chg %

Customers (Th)	10,551	10,962	411	3.9%
GWh Sold	12,948	13,493	545	4.2%
Clients/Employe	1,466	1,525	59	4.0%
Energy Losses % (TTM)	12.1%	11.9%	(0.2%)	(1.6%)

HIGHLIGHTS

In Chile, physical sales in our concession area increased by 3.8% YoY in the first quarter 2005 and the energy losses are stabilized in 5.2% YoY (TAM).

In Brazil, Coelce’s physicals sales increased by 11.4% YoY in the first quarter 2005. The energy losses were 14% YoY (TAM); Coelce is developing a losses recovery plan that includes a DAT network, better measures against theft and through inspections.

The YoY billing increased to 100%.

Ampla’s physicals sales increased by 5.7% .

The energy losses decreased form 23.6% YoY (TAM) in the first quarter 2004 to 22.9% YoY (TAM) in the first quarter 2005 and the YoY billing increased to 98%, both due mainly to the DAT network.

On February 2005 Ampla issued debentures in local currency by Brl$ 400 million with 3 and 5-year maturities. The high demand for these debentures allowed to decrease the spreads.

In Colombia, the energy demand in our concession area increased by 1.2% YoY and the energy losses decreased from 10.2% YoY (TAM) in the first quarter 2004 to 9.8% YoY (TAM) in the first quarter 2005.

In Argentina, physical sales in our concession area increased by 2.2% YoY.

In spite of the economic situation, the billing and the energy losses are maintained at fair levels.

In Peru, physical sales in our concession area increased by 5.9% YoY.

Edelnor subscribed a contract with energy generators to ensure the supply until 2007; this reduces the risk of buying in the spot market at higher prices.

www.enersis.cl	Santa Rosa 76, Santiago, CHILE Phone: 56 (2) 353 4682	Pg. 34

PRESS RELEASE First Quarter 2005 – Distribution Business

CHILECTRA (UNDER CHILEAN GAAP)

Table 16

	Million US$		Million Ch$

	1Q 04	1Q 05	1Q 04	1Q 05	Chg %

Revenues from Sales	172	191	100.835	112.050	11,1%
Other Operating Revenues	9	9	5.526	5.531	0,1%
Operating Revenues	182	201	106.361	117.581	10,5%
Energy Purchases	(111)	(131)	(64.931)	(76.467)	(17,8%)
Other Operating Cost	(18)	(20)	(10.495)	(11.812)	(12,5%)
Operating Costs	(129)	(151)	(75.426)	(88.279)	(17,0%)
Selling and Administrative Expenses	(15)	(13)	(8.608)	(7.406)	14,0%

Operating Income	38	37	22.327	21.896	(1,9%)

Interest Income	1	1	558	344	(38,3%)
Interest Expenses	(16)	(13)	(9.183)	(7.651)	16,7%
Net Financial Income (Expenses)	(15)	(12)	(8.625)	(7.306)	15,3%
Equity Gains from Related Company	3	4	1.626	2.137	31,4%
Equity Losses from Related Company	(6)	(4)	(3.360)	(2.613)	22,2%
Net Income from Related Companies	(3)	(1)	(1.734)	(477)	72,5%
Other Non Operating Income	10	8	6.018	4.915	(18,3%)
Other Non Operating Expenses	(3)	(3)	(1.849)	(1.527)	17,4%
Conversion Effect (BT 64)	-	-	-	-
Net other Non Operating Income (Expenses)	7	6	4.169	3.388	(18,7%)
Price Level Restatement	(4)	(8)	(2.523)	(4.440)	(76,0%)
Foreign Exchange Effect	-	-	-	-
Net of Monetary Exposure	(4)	(8)	(2.523)	(4.440)	(76,0%)
Positive Goodwill Amortization	(0)	(0)	(88)	(155)	(76,5%)

Non Operating Income	(15)	(15)	(8.801)	(8.991)	(2,2%)

Net Income b. Taxes, Min Int and Neg Goodwill Amort.	23	22	13.526	12.905	(4,6%)
Extraordinary Items	-	-	-	-
Income Tax	(6)	(9)	(3.521)	(5.233)	(48,6%)
Minority Interest	2	2	961	1.175	22,3%
Negative Goodwill Amortization	0	-	20	-	(100,0%)

NET INCOME	19	15	10.986	8.847	(19,5%)

NET INCOME

Chilectra registered a net income of Ch$8,847 million, which is Ch$2,139 million lower than the previous year. This result is mainly explained by:

OPERATING INCOME

Lower operating income of Ch$431 million, due to higher operating costs of Ch$12,853, partially compensated by higher operating revenues of Ch$11,220 million.

NON OPERATING INCOME

Higher non-operating loss of Ch$189 million, due to lower net other non operating income of Ch$781 million and higher net of monetary exposure loss of Ch$1,917 million, compensated by lower net financial expenses of Ch$1,319 million.

OTHER

Tax loss increased Ch$1,712 million compared to the previous year.

www.enersis.cl	Santa Rosa 76, Santiago, CHILE Phone: 56 (2) 353 4682	Pg. 35

PRESS RELEASE First Quarter 2005 – Distribution Business

ADDITIONAL INFORMATION

Table 17

Chilectra	1Q 04	1Q 05	Chg %

Customers (Th)	1.347	1.380	2,4%
GWh Sold	2.721	2.823	3,8%
Clients/Employee	1.990	1.991	0,0%
Energy Losses % (TTM)	5,5%	5,2%	0,3%

www.enersis.cl	Santa Rosa 76, Santiago, CHILE Phone: 56 (2) 353 4682	Pg. 36

PRESS RELEASE First Quarter 2005 – Distribution Business

CERJ (UNDER CHILEAN GAAP *)

Table 18

	Million US$		Million Ch$

	1Q 04	1Q 05	1Q 04	1Q 05	Chg %

Revenues from Sales	174	210	101,765	122,955	20.8%
Other Operating Revenues	7	10	4,235	5,996	41.6%
Operating Revenues	181	220	106,001	128,950	21.7%
Energy Purchases	(96)	(109)	(56,041)	(63,910)	(14.0%)
Other Operating Cost	(53)	(66)	(31,310)	(38,946)	(24.4%)
Operating Costs	(149)	(176)	(87,351)	(102,857)	(17.8%)
Selling and Administrative Expenses	(8)	(9)	(4,560)	(5,122)	(12.3%)

Operating Income	24	36	14,089	20,971	48.8%

Interest Income	6	10	3,356	5,568	65.9%
Interest Expenses	(16)	(32)	(9,308)	(18,469)	(98.4%)
Net Financial Income (Expenses)	(10)	(22)	(5,952)	(12,901)	(116.8%)
Equity Gains from Related Company	-	1	-	606
Equity Losses from Related Company	(1)	-	(357)	-	100.0%
Net Income from Related Companies	(1)	1	(357)	606	-
Other Non Operating Income	1	0	464	265	(43.0%)
Other Non Operating Expenses	(21)	(12)	(12,192)	(7,301)	40.1%
Conversion Effect (BT 64)	(1)	(1)	(341)	(580)	(69.9%)
Net other Non Operating Income (Expenses)	(21)	(13)	(12,069)	(7,616)	36.9%
Price Level Restatement	-	-	-	-
Foreign Exchange Effect	-	-	-	-
Net of Monetary Exposure	-	-	-	-
Positive Goodwill Amortization	-	-	-	-

Non Operating Income	(31)	(34)	(18,378)	(19,911)	(8.3%)

Net Income b. Taxes, Min Int and Neg Goodwill Amort.	(7)	2	(4,289)	1,060	124.7%
Extraordinary Items	-	-	-	-
Income Tax	(1)	(5)	(482)	(3,006)	-
Minority Interest	-	-	-	-
Negative Goodwill Amortization	-	-	-	-

NET INCOME	(8)	(3)	(4,772)	(1,945)	59.2%

* Please take note that these figures could differed from those accounted under Brazilian GAAP.

NET INCOME

Cerj registered a net loss of Ch$1,945 million which is Ch$2,827 million lower loss than the previous year. This result is mainly due to:

OPERATING INCOME

Higher operating income of Ch$6,882 million, mainly explained by higher revenues from sales of Ch$21,190 million. This was partially compensated by higher operating costs of Ch$15,506 million.

NON OPERATING INCOME

Higher non operating loss of Ch$1,533 million, mainly explained by higher net financial expenses of Ch$6,949 million, due to higher interest expenses of Ch$9,161 million and lower interest income of Ch$2,212 million. This is partially compensated by lower net other non operating expenses of Ch$4,453 million.

OTHER

Tax loss increase Ch$2,524 million compared to the previous year.

www.enersis.cl	Santa Rosa 76, Santiago, CHILE Phone: 56 (2) 353 4682	Pg. 37

PRESS RELEASE First Quarter 2005 – Distribution Business

ADDITIONAL INFORMATION

Table 19

Cerj	1Q 04	1Q 05	Chg %

Customers (Th)	2,033	2,141	5.3%
GWh Sold	1,951	2,063	5.7%
Clients/Employee	1,359	1,478	8.8%
Energy Losses % (TTM)	23.6%	22.9%	0.7%

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PRESS RELEASE First Quarter 2005 – Distribution Business

COELCE (UNDER CHILEAN GAAP*)

Table 20

	Million US$		Million Ch$

	1Q 04	1Q 05	1Q 04	1Q 05	Chg %

Revenues from Sales	122	121	71,752	70,681	(1.5%)
Other Operating Revenues	2	2	1,076	1,012	(6.0%)
Operating Revenues	124	122	72,828	71,693	(1.6%)
Energy Purchases	(72)	(57)	(42,381)	(33,558)	20.8%
Other Operating Cost	(32)	(34)	(18,492)	(19,999)	(8.2%)
Operating Costs	(104)	(91)	(60,873)	(53,558)	12.0%
Selling and Administrative Expenses	(15)	(16)	(8,704)	(9,156)	(5.2%)

Operating Income	6	15	3,251	8,979	176.2%

Interest Income	9	9	5,300	5,057	(4.6%)
Interest Expenses	(13)	(11)	(7,525)	(6,688)	11.1%
Net Financial Income (Expenses)	(4)	(3)	(2,225)	(1,631)	26.7%
Equity Gains from Related Company	-	-	-	-
Equity Losses from Related Company	-	-	-	-
Net Income from Related Companies	-	-	-	-
Other Non Operating Income	0	0	61	171	182.2%
Other Non Operating Expenses	(1)	(2)	(559)	(1,344)	(140.3%)
Conversion Effect (BT 64)	(7)	0	(3,920)	91	102.3%
Net other Non Operating Income (Expenses)	(8)	(2)	(4,418)	(1,082)	75.5%
Price Level Restatement	-	-	-	-
Foreign Exchange Effect	-	-	-	-
Net of Monetary Exposure	-	-	-	-
Positive Goodwill Amortization	-	-	-	-

Non Operating Income	(11)	(5)	(6,644)	(2,713)	59.2%

Net Income b. Taxes, Min Int and Neg Goodwill Amort.	(6)	11	(3,393)	6,266	-
Extraordinary Items	-	-	-	-
Income Tax	(2)	(5)	(1,355)	(3,028)	(123.4%)
Minority Interest	-	-	-	-
Negative Goodwill Amortization	-	-	-	-

NET INCOME	(8)	6	(4,748)	3,238	168.2%

* Please take note that these figures could differed from those accounted under Brazilian GAAP.

NET INCOME

Coelce registered net income of Ch$3,238 million which is Ch$7,986 million higher than the Ch$4,748 million net loss the previous year. This result is mainly due to:

OPERATING INCOME

Higher operating income of Ch$5,728 million, mainly due to lower operating costs of Ch$7,315 million. This decrease in costs was partially offset by lower operating revenues of Ch$1,135 million related by lower revenues from sales.

NON OPERATING INCOME

Lower Non Operating Loss of Ch$3,931 million, mainly explained by lower net financial expenses of Ch$594 million and better conversion effect of Ch$4,011 million as a result of the Brazilian Reais appreciation and the application of the Technical Bulletin N°64 of Chilean GAAP.

www.enersis.cl	Santa Rosa 76, Santiago, CHILE Phone: 56 (2) 353 4682	Pg. 39

PRESS RELEASE First Quarter 2005 – Distribution Business

OTHER

Tax loss increase by Ch$1,673 million compared to the previous year.

ADDITIONAL INFORMATION

Table 21

Coelce	1Q 04	1Q 05	Chg %

Customers (Th)	2,170	2,357	8.6%
GWh Sold	1,439	1,603	11.4%
Clients/Employee	1,589	1,759	10.6%
Energy Losses % (TTM)	13.6%	14.0%	(0.5%)

Coelce Financial Debt Maturity (with third party)
US$ 248 million

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www.enersis.cl	Santa Rosa 76, Santiago, CHILE Phone: 56 (2) 353 4682	Pg. 40

PRESS RELEASE First Quarter 2005 – Distribution Business

CODENSA (UNDER CHILEAN GAAP*)

Table 22

	Million US$		Million Ch$

	1Q 04	1Q 05	1Q 04	1Q 05	Chg %

Revenues from Sales	128	141	74,759	82,398	10.2%
Other Operating Revenues	39	41	23,137	23,800	2.9%
Operating Revenues	167	181	97,896	106,198	8.5%
Energy Purchases	(78)	(83)	(45,574)	(48,495)	(6.4%)
Other Operating Cost	(45)	(49)	(26,633)	(28,986)	(8.8%)
Operating Costs	(123)	(132)	(72,207)	(77,481)	(7.3%)
Selling and Administrative Expenses	(4)	(5)	(2,412)	(2,743)	(13.7%)

Operating Income	40	44	23,277	25,974	11.6%

Interest Income	7	10	4,309	5,647	31.1%
Interest Expenses	(5)	(6)	(2,863)	(3,571)	(24.7%)
Net Financial Income (Expenses)	2	4	1,446	2,077	43.6%
Equity Gains from Related Company	-	-	-	-
Equity Losses from Related Company	-	-	-	-
Net Income from Related Companies	-	-	-	-
Other Non Operating Income	1	0	298	223	(25.3%)
Other Non Operating Expenses	(5)	(8)	(2,965)	(4,509)	(52.1%)
Conversion Effect (BT 64)	0	(2)	12	(931)	-
Net other Non Operating Income (Expenses)	(5)	(9)	(2,655)	(5,217)	(96.5%)
Price Level Restatement	-	-	-	-
Foreign Exchange Effect	-	-	-	-
Net of Monetary Exposure	-	-	-	-
Positive Goodwill Amortization	-	-	-	-

Non Operating Income	(2)	(5)	(1,209)	(3,140)	(159.8%)

Net Income b. Taxes, Min Int and Neg Goodwill Amort.	38	39	22,068	22,834	3.5%
Extraordinary Items	-	-	-	-
Income Tax	(17)	(14)	(9,704)	(8,432)	13.1%
Minority Interest	-	-	-	-
Negative Goodwill Amortization	-	-	-	-

NET INCOME	21	25	12,364	14,402	16.5%

* Pleas0e take note that these figures could differed from those accounted under Colombian GAAP.

NET INCOME

Codensa registered net income of Ch$14,402 million which is Ch$2,010 million higher than the previous year. This result is mainly due to:

OPERATING INCOME

Higher operating income of Ch$2,697 million, primarily explained by higher energy sales of Ch$7,639 million. This is partially compensated by higher operating costs of Ch$5,993 due to higher energy purchases.

NON OPERATING INCOME

Higher non-operating loss of Ch$1,931 million, primarily explained by higher net other non operating expenses of Ch$2,562 million, related to the negative conversion effect registered as a result of the application of Technical Bulletin N°64 of Chilean GAAP of Ch$943 million and higher other non operating expenses of Ch$1,544.

www.enersis.cl	Santa Rosa 76, Santiago, CHILE Phone: 56 (2) 353 4682	Pg.41

PRESS RELEASE First Quarter 2005– Market Information

OTHER

Tax loss decrease by Ch$1,272 million or 13.1% compared to the previous year.

ADDITIONAL INFORMATION

Table 23

Codensa	1Q 04	1Q 05	Chg %

Customers (Th)	1.983	2.026	2,2%
GWh Sold	2.357	2.386	1,2%
Clients/Employee	2.314	2.274	(1,7%)
Energy Losses % (TTM)	10,2%	9,8%	0,4%

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PRESS RELEASE First Quarter 2005– Market Information

EDELNOR (UNDER CHILEAN GAAP*)

Table 24

	Million US$		Million Ch$

	1Q 04	1Q 05	1Q 04	1Q 05	Chg %

Revenues from Sales	79	92	46,339	53,613	15.7%
Other Operating Revenues	2	2	1,457	943	(35.3%)
Operating Revenues	82	93	47,796	54,556	14.1%
Energy Purchases	(51)	(59)	(29,622)	(34,658)	(17.0%)
Other Operating Cost	(10)	(11)	(5,954)	(6,472)	(8.7%)
Operating Costs	(61)	(70)	(35,576)	(41,129)	(15.6%)
Selling and Administrative Expenses	(7)	(9)	(4,179)	(4,998)	(19.6%)

Operating Income	14	14	8,041	8,429	4.8%

Interest Income	1	1	455	562	23.5%
Interest Expenses	(4)	(3)	(2,181)	(1,488)	31.8%
Net Financial Income (Expenses)	(3)	(2)	(1,726)	(926)	46.3%
Equity Gains from Related Company	-	-	-	-
Equity Losses from Related Company	-	-	-	-
Net Income from Related Companies	-	-	-	-
Other Non Operating Income	1	1	710	606	(14.8%)
Other Non Operating Expenses	(0)	(3)	(83)	(1,741)	-
Conversion Effect (BT 64)	0	(1)	38	(570)	-
Net other Non Operating Income (Expenses)	1	(3)	665	(1,705)	-
Price Level Restatement	-	-	-	-
Foreign Exchange Effect	-	-	-	-
Net of Monetary Exposure	-	-	-	-
Positive Goodwill Amortization	-	-	-	-

Non Operating Income	(2)	(4)	(1,060)	(2,631)	(148.2%)

Net Income b. Taxes, Min Int and Neg Goodwill Amort.	12	10	6,981	5,797	(17.0%)
Extraordinary Items	-	-	-	-
Income Tax	(10)	(5)	(5,914)	(3,178)	46.3%
Minority Interest	-	-	-	-
Negative Goodwill Amortization	-	-	-	-

NET INCOME	2	4	1,069	2,621	145.2%

* Please take note that these figures could differed from those accounted under Peruvian GAAP.

NET INCOME

Edelnor registered net income of Ch$2,621 million, positively compared with the net income of Ch$1,069 million registered the previous year. This result is mainly due to:

OPERATING INCOME

The operating income reached Ch$8,431 million, almost the same amount registered the previous year.

NON OPERATING INCOME

Higher Non-Operating Losses of Ch$1,570 million, mainly due to higher net other non operating expenses of Ch$2,369 million mainly explained by the negative BT 64 conversion effect of Ch$570 million and higher non operating expenses of Ch$1,657.

OTHER

Lower tax loss of Ch$2,737 million, from Ch$5,915 million to Ch$3,178 registered on the year 2004.

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PRESS RELEASE First Quarter 2005– Market Information

ADDITIONAL INFORMATION

Table 25

Edelnor	1Q 04	1Q 05	Chg %

Customers (Th)	897	913	1,8%
GWh Sold	1.041	1.102	5,9%
Clients/Employee	1.634	1.700	4,0%
Energy Losses % (TTM)	8,5%	8,4%	0,1%

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PRESS RELEASE First Quarter 2005 – Distribution Business

EDESUR (UNDER CHILEAN GAAP*)

Table 26

	Million US$		Million Ch$

	1Q 04	1Q 05	1Q 04	1Q 05	Chg %

Revenues from Sales	91	104	53.582	61.213	14,2%
Other Operating Revenues	6	8	3.688	4.902	32,9%
Operating Revenues	98	113	57.270	66.115	15,4%
Energy Purchases	(49)	(63)	(28.438)	(36.867)	(29,6%)
Other Operating Cost	(36)	(31)	(21.278)	(18.063)	15,1%
Operating Costs	(85)	(94)	(49.716)	(54.930)	(10,5%)
Selling and Administrative Expenses	(12)	(12)	(7.155)	(7.132)	0,3%

Operating Income	1	7	399	4.053	-

Interest Income	1	1	767	397	(48,2%)
Interest Expenses	(8)	(6)	(4.625)	(3.238)	30,0%
Net Financial Income (Expenses)	(7)	(5)	(3.858)	(2.841)	26,4%
Equity Gains from Related Company	-	-	-	-	-
Equity Losses from Related Company	-	-	-	-
Net Income from Related Companies	-	-	-	-	-
Other Non Operating Income	14	0	8.193	90	(98,9%)
Other Non Operating Expenses	(5)	(4)	(2.932)	(2.394)	18,4%
Conversion Effect (BT 64)	3	(1)	1.491	(553)	(137,1%)
Net other Non Operating Income (Expenses)	12	(5)	6.753	(2.857)	(142,3%)
Price Level Restatement	-	-	-	-
Foreign Exchange Effect	-	-	-	-
Net of Monetary Exposure	-	-	-	-
Positive Goodwill Amortization	-	-	-	-

Non Operating Income	5	(10)	2.895	(5.698)	-

Net Income b. Taxes, Min Int and Neg Goodwill Amort.	6	(3)	3.294	(1.645)	(150,0%)
Extraordinary Items	-	-	-	-
Income Tax	(10)	(5)	(5.933)	(3.205)	46,0%
Minority Interest	-	-	-	-
Negative Goodwill Amortization	-	-	-	-

NET INCOME	(5)	(8)	(2.639)	(4.851)	(83,8%)

* Please take note that these figures could differed from those accounted under Argentinean GAAP.

NET INCOME

Edesur registered net loss of Ch$4,851 million, Ch$2,212 million higher loss than the previous year. This result is mainly due to:

OPERATING INCOME

Higher operating income of Ch$3,654 million, mainly due to higher operating revenues by Ch$8,845 million, partially compensated by Ch$5,214 million higher operating costs related to higher energy purchases.

NON OPERATING INCOME

Higher non operating losses of Ch$8,593 million, mainly explained by higher net other non operating expenses of Ch$9,610 million, partially compensated by lower net financial expenses of Ch$1,017 million.

OTHER

Tax loss decrease by Ch$2,728 million compared to the previous year.

www.enersis.cl	Santa Rosa 76, Santiago, CHILE Phone: 56 (2) 353 4682	Pg. 45

PRESS RELEASE First Quarter 2005 – Distribution Business

ADDITIONAL INFORMATION

Table 27

Edesur	1Q 04	1Q 05	Chg %

Customers (Th)	2.121	2.145	1,1%
GWh Sold	3.439	3.516	2,2%
Clients/Employee	941	942	0,1%
Energy Losses % (TTM)	11,7%	11,7%	0,0%

www.enersis.cl	Santa Rosa 76, Santiago, CHILE Phone: 56 (2) 353 4682	Pg. 46

PRESS RELEASE First Quarter 2005 – Partially Consolidated Income Statement

PARTIALLY C ONSOLIDATED INCOME STATEMENT

Parent Company Consolidated with Enersis Internacional December 2004 Earnings Report

Table of Contents UNDER CHILEAN GAAP, MILLION CH$

Table 29

(in million Ch$ of 1Q04)	1Q 05	1Q 04	Var %

Gross Operating Margin	842	821	2.5%
S&A Expenses	(3,153)	(3,563)	(11.5%)

Operating Income	(2,311)	(2,742)	15.7%

Endesa	9,641	4,924	95.8%
Chilectra	9,160	12,497	(26.7%)
Edesur	(3,143)	(1,710)	83.8%
Edelnor	1,093	617	77.2%
Cerj	(1,563)	(3,834)	59.2%
Coelce	429	(253)	269.8%
Codensa	3,118	2,958	(5.4%)
CAM LTDA	1,356	544	149.3%
Inm Manso de Velasco	268	1,579	(83.0%)
Synapsis	801	1,063	(24.6%)
CGTF	2,133	2,499	(14.7%)
Other	302	0	-

Net Income from Related Companies	23,594	20,884	13.0%

Interest Income	12,558	13,569	(7.5%)
Interest Expense	(17,735)	(21,834)	18.8%
Net Financial Income (Expenses)	(5,177)	(8,265)	37.4%
Other Non Operating Income	2,154	2,202	(2.2%)
Other Non Operating Expenses	(10,018)	(1,867)	(436.6%)
Net other Non Operating Income (Expenses)	(7,864)	335	(2450.9%)
Price Level Restatement	(174)	614	(128.3%)
Foreign Exchange Effect	9,470	9,573	(1.1%)
Net Monetary Exposure	9,296	10,187	(8.8%)
Positive Goodwill Amortization	(12,768)	(12,679)	0.7%

Non Operating Income	7,080	10,462	(32.3%)

Net Income before (1), (2) & (3)	4,769	7,720	(38.2%)
Income Tax (1)	2,937	2,018	45.5%
Negative Goodwill Amortization (2)	10	92	(88.7%)
Minority Interest (3)	-	-	NA

NET INCOME	7,716	9,830	(21.5%)

EPS (Ch$)	0.24	0.30
EPADS (US$)	0.00	0.00
Common Shares Outstanding (Th)	32,651,166	32,651,166

www.enersis.cl	Santa Rosa 76, Santiago, CHILE Phone: 56 (2) 353 4682	Pg. 47

PRESS RELEASE First Quarter 2005 – Partially Consolidated Income Statement

www.enersis.cl	Santa Rosa 76, Santiago, CHILE Phone: 56 (2) 353 4682	Pg. 48

PRESS RELEASE First Quarter 2005 – Partially Consolidated Income Statement

Table of Contents UNDER CHILEAN GAAP, THOUSAND US$
Table 29.1

(in thousand US$ of 1Q05)	1Q 05	1Q 04	Var %

Gross Operating Margin	1,436	1,401	2.5%
S&A Expenses	(5,381)	(6,081)	(11.5%)

Operating Income	(3,944)	(4,680)	15.7%

Endesa	16,454	8,405	95.8%
Chilectra	15,633	21,328	(26.7%)
Edesur	(5,364)	(2,918)	83.8%
Edelnor	1,866	1,053	77.2%
Cerj	(2,668)	(6,544)	59.2%
Coelce	733	(432)	269.8%
Codensa	5,321	5,049	(5.4%)
CAM LTDA	2,314	928	149.3%
Inm Manso de Velasco	457	2,694	(83.0%)
Synapsis	1,367	1,814	(24.6%)
CGTF	3,640	4,265	(14.7%)
Others	515	0	-

Net Income from Related Companies	40,267	35,643	13.0%

Interest Income	21,433	23,158	(7.5%)
Interest Expense	(30,268)	(37,264)	18.8%
Net Financial Income (Expenses)	(8,836)	(14,106)	37.4%
Other Non Operating Income	3,676	3,757	(2.2%)
Other Non Operating Expenses	(17,098)	(3,186)	(436.6%)
Net other Non Operating Income (Expenses)	(13,422)	571	(2450.9%)
Price Level Restatement	(297)	1,048	(128.3%)
Foreign Exchange Effect	16,162	16,338	(1.1%)
Net Monetary Exposure	15,865	17,387	(8.8%)
Positive Goodwill Amortization	(21,790)	(21,639)	0.7%

Non Operating Income	12,084	17,856	(32.3%)

Net Income before (1), (2) & (3)	8,139	13,176	(38.2%)
Income Tax (1)	5,012	3,445	45.5%
Negative Goodwill Amortization (2)	18	156	(88.7%)
Minority Interest (3)	-	-	NA

NET INCOME	13,169	16,777	(21.5%)

EPS (Ch$)	0.24	0.30
EPADS (US$)	0.00	0.00
Common Shares Outstanding (Th)	32,651,166	32,651,166

www.enersis.cl	Santa Rosa 76, Santiago, CHILE Phone: 56 (2) 353 4682	Pg. 49

PRESS RELEASE First Quarter 2005 – Ownership of the Company

CONFERENCE CALL INVITATION

Enersis is pleased to inform you that it will hold a conference call to review its results for the period, on Thursday, April 28, 2005, at 12:00 PM (New York time). To participate, please dial +1 (617) 614-4072 or +1 (800) 688-0836 (toll free USA), approximately 10 minutes prior to the scheduled start time, Passcode ID: 50283766

The phone replay will be available since April 28, until May 5, dialing +1 (617) 801-6888 or 1+ (888) 286-8010 (toll free USA) Passcode ID: 97921632

To access the call online, or to access the replay, go to: http://www.enersis.com Investor Relations, the conference will be complemented by a Power Point “slides show”.

www.enersis.cl	Santa Rosa 76, Santiago, CHILE Phone: 56 (2) 353 4682	Pg. 50

PRESS RELEASE First Quarter 2005 – Contact Infomation

CONTACT INFORMATION
For further information, please contact us:

Susana Rey
Head of Investor Relations
srm@e.enersis.cl
56 (2) 353 4554

Cristián Palacios	Marcela Muñoz	Carmen Poblete
Investor Relations	Investor Relations	Investor Relations
Representative	Representative	Representative
cpg1@e.enersis.cl	mml1@e.enersis.cl	cpt@e.enersis.cl
56 (2) 353 4492	56 (2) 353 4555	56 (2) 353 4447

Mariluz Muñoz
Investor Relations
Assistant
mlmr@e.enersis.cl
56 (2) 353 4682

DISCLAIMER

This Press Release contains statements that could constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements appear in a number of places in this announcement and include statements regarding the intent, belief or current expectations of Enersis and its management with respect to, among other things: (1) Enersis’ business plans; (2) Enersis’ cost-reduction plans; (3) trends affecting Enersis’ financial condition or results of operations, including market trends in the electricity sector in Chile or elsewhere; (4) supervision and regulation of the electricity sector in Chile or elsewhere; and (5) the future effect of any changes in the laws and regulations applicable to Enersis’ or its affiliates. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those in the forward-looking statements as a result of various factors. These factors include a decline in the equity capital markets of the United States or Chile, an increase in the market rates of interest in the United States or elsewhere, adverse decisions by government regulators in Chile or elsewhere and other factors described in Enersis’ Annual Report on Form 20-F. Readers are cautioned not to place undue reliance on those forward-looking statements, which state only as of their dates. Enersis undertakes no obligation to release publicly the result of any revisions to these forward-looking statements.

www.enersis.cl	Santa Rosa 76, Santiago, CHILE Phone: 56 (2) 353 4682	Pg. 51

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENERSIS S.A.

Date: May 9, 2005	By:	/s/ Mario Valcarce

Name: Mario Valcarce
Title: Chief Executive Officer